CORDERO PROJECT
JUNE 2012 MINERAL RESOURCE UPDATE
CHIHUAHUA, MEXICO
TECHNICAL REPORT

Prepared For:

LEVON RESOURCES, LTD.
VANCOUVER, BC

Prepared By

INDEPENDENT
MINING CONSULTANTS, INC.

TUCSON, ARIZONA
JULY 31, 2012

Herbert .E. Welhener
SME RM#3434330
Qualified Person

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update

DATE AND SIGNATURE PAGE

This report is current as August 2, 2012.

The certificate of Herbert E. Welhener, Qualified Person for this report is included in Section 28.

Herbert E. Welhener
SME QP#3434330

July 2012
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Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update
TABLE OF CONTENTS

1.0	SUMMARY
	1.1	Location and Mineral Rights	1-1
	1.2	Geology	1-2
	1.3	Exploration and Drilling	1-3
	1.4	Mineral Resource	1-4
	1.5	Conclusions and Recommendations	1-7

2.0	INTRODUCTION

3.0	RELIANCE ON OTHER EXPERTS

4.0	PROPERTY DESCRIPTION AND LOCATION
	4.1	Location		4-1
	4.2	Mineral Concession and Agreements with Surface Owners		4-1
		4.2.1	Mineral Rights	4-1
		4.2.2	Surface Exploration Rights	4-6
	4.3	Other Considerations		4-6

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
	5.1	Topography, Climate and Physiography		5-1
	5.2	Vegetation		5-1
	5.3	Accessibility		5-1
	5.4	Local Resources and Infrastructure		5-1

6.0	HISTORY
	6.1	Coro Minera Exploration Activities		6-1
	6.2	Levon Early Exploration Activity		6-2
	6.3	Production History		6-3

7.0	GEOLOGICAL SETTING AND MINERALIZATION
	7.1	Regional Geology		7-1
	7.2	Local Geology		7-2
		7.2.1	Cordero Porphyry Belt Geology	7-3
		7.2.2	Porfido Norte Belt Geology	7-12
	7.3	Mineralogy of the Deposits		7-12
		7.3.1	Cordero Porphyry Belt Mineralization	7-12
		7.3.2	Cordero Porphyry Belt Alteration	7-17

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(Continued)

8.0	DEPOSIT TYPES

9.0	EXPLORATION
	9.1	General Exploration		9-1
	9.2	Geophysical Exploration		9-3
	9.3	Active Targets for Expansion of Resources		9-3
		9.3.1	Expansion of Resources in Contiguous Areas	9-3
		9.3.2	Outlying Mine Scale Open Pit Targets	9-4

10.0	DRILLING
	10.1	Drill Phases		10-1
	10.2	Core Handling Procedures		10-2
	10.3	Drill Hole Database		10-3

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.0	DATA VERIFICATION
	12.1	Levon QA/QC Protocol		12-1
	12.2	Previous Data Verification		12-2
	12.3	QA/QC Review of Holes C11-77 through C12-202		12-2
		12.3.1	Assays on Standard Samples	12-2
		12.3.2	Assays on Blank Samples	12-4
		12.3.3	ActLabs Check Assays	12-5

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING
	13.1	Metallurgical Conclusions		13-2

14.0	MINERAL RESOURCE ESTIMATE
	14.1	Drilling and Assaying		14-1
	14.2	Assay and Composite Statistics		14-2
	14.3	Distribution of Mineralization, Variograms, Geology		14-4
	14.4	Model Grade Estimation		14-11
	14.5	Definition of Indicated and Inferred Material.		14-17
	14.6	Tonnage Estimation		14-20
	14.7	Mineral Resource Tabulations		14-21

15.0	MINERAL RESERVE ESTIMATE

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16.0	MINING METHODS

17.0	RECOVERY METHODS

18.0	PROJECT INFRASTRUCTURE
	18.1	Power Supply	18-1
	18.2	Roads	18-1
	18.3	Water Supply	18-1

19.0	MARKET STUDIES AND CONTRACTS

20.0	ENVIRONMENTAL STUDIES. PERMITTING AND SOCIAL OR COMMUNITY IMPACT
	20.1	Environmental Studies	20-1
	20.2	Tailing and Waste Disposal	20-2
	20.3	Permitting	20-2
	20.4	Socioeconomics and Community	20-2

21.0	CAPITAL AND OPERATING COSTS
	21.1	Operating Cost Estimate	21-1
	21.2	Capital Cost Estimate	21-4

22.0	ECONOMIC ANALYSIS

23.0	ADJACENT PROPERTIES

24.0	OTHER RELEVANT DATA AND INFORMATION

25.0	INTERPRETATION AND CONCLUSIONS
	25.1	Conclusions	25-1
	25.2	Risks	25-2
	25.3	Opportunities	25-2

26.0	RECOMMENDATIONS

27.0	REFERENCES

28.0	CERTIFICATE OF AUTHOR
APPENDIX A

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LIST OF TABLES

1-1	Cordero Minreal Resource – June 2012 Versus June 2011	1-5
1-2	June 2012 Cordero Mineral Resource at Various NSR Cutoff Grades	1-6

4-1	Cordero Lode Mining Claim List and Optioned Claims Obligations	4-5

12-1	Summary of Standard Assay Results, 2011-2012 Drilling	12-3
12-2	Summary of Blank Assay Results, 2011-2012 Drilling	12-4
12-3	2011-2012 Check Assay Results, Holes C11-162 to C12-202	12-5
12-4	2011 Check Assay Results, Holes C11-78 to C11-162	12-6

14-1	June 2012 Mineral Resource Estimate Compared to June 2011 Mineral Resource	14-1
14-2	Drilling and Assaying Statistics	14-2
14-3	Assay Grade Statistics	14-2
14-4	10m Bench Composite Grade Statistics	14-2
14-5	Mean Grades by Major Lithologic Unit, 10m Composites	14-8
14-6	ID6 Model Versus Check Models	14-12
14-7	Specific Gravity and Tonnage Assignments	14-20
14-8	Inputs to NSR Calculations	14-22
14-9	Cordero Mineral Resource	14-23
14-10	Cordero Mineral Resource at Various NSR Cutoff Grades	14-23

16-1	Mine Production Schedule	16-1

21-1	Mine Operating Cost per Year (per tonne of material)	21-1
21-2	Mine Operating Cost by Unit Operation	21-1
21-3	Reagent Costs	21-2
21-4	Wear Item Costs	21-3
21-5	Cordero Operating Cost Summary	21-3
21-6	Mine Capital Cost Summary by Year.	21-4
21-7	Mine Major Equipment Unit Cost	21-4

22-1	Mine Production	22-1
22-2	Metal Recoveries	22-1
22-3	Life of Mine Metal Production	22-2
22-4	Smelter Return Factors	22-3
22-5	Conservative Metals Prices	22-4

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June 2012 Mineral Resource Update

(Continued)

22-6	Operating Cost	22-4
22-7	Economic Indicators	22-5
22-8	After-Tax Sensitivity Analysis	22-6

25-1	Cordero Mineral Resource	25-2

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June 2012 Mineral Resource Update
LIST OF FIGURES

1-1	Cordero Project Location	1-2
1-2	Map of Identified Porphyry Belts	1-8

4-1	Cordero Project Location	4-2
4-2	Cordero Project and Perla Claim Map	4-3
4-3	Cordero Project – Optioned Claims Map	4-4

5-1	Cordero Location and Access	5-3

6-1	Map of Identified Porphyry Belts	6-4

7-1	Regional Geology of the Cordero Project	7-1
7-2	Cordero Project Geology, Porphyry Belts and Land	7-2
7-3	Surface Geomorphology of partially eroded mineralized Tertiary	7-3
7-4	Simplified geologic map of the Cordero Porphyry Belt and nomenclature of this report	7-3
7-5	Current Cordero Porphyry Belt longitudinal exploration targeting cross section	7-4
7-6	Explanation for Figure 7-5 .	7-5
7-7	Cross Section Index Map Showing Composite View of Resource Block Model	7-9
7-8a	North-South Geologic Cross section 442,700 E UTM grid line looking east	7-10
7-8b	Explanation for Figures 7-8a and 7-8c	7-10
7-8c	Same cross section with block model centroids superimposed on an overlay	7-11
7-9	Diatreme Breccia Type Mineralization	7-13
7-10	Manto Replacement Mineralization after Limestone .	7-14
7-11	Porphyry Style Mineralization	7-15
7-12	High Grade Narrow Veins Type Mineralization	7-16

9-1	Map of Identified Porphyry Belts	9-2

10-1	Drillhole Locations	10-4

12-1	ALS Original vs. ActLabs Check Assays, Holes C11-162 to C12-202, Silver	12-7
12-2	ALS Original vs. ActLabs Check Assays, Holes C11-162 to C12-202, Lead	12-8
12-3	ALS Original vs. ActLabs Check Assays, Holes C11-162 to C12-202, Zinc	12-9
12-4	ALS Original vs. ActLabs Check Assays, Holes C11-162 to C12-202, Silver QQ-plot, 98% of Data	12-10
12-5	ALS Original vs. ActLabs Check Assays, Holes C11-78 to C12-161, Silver	12-11

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(Continued)

12-6	ALS Original vs. ActLabs Check Assays, Holes C11-78 to C12-161, Lead	12-12
12-7	ALS Original vs. ActLabs Check Assays, Holes C11-78 to C12-161, Zinc	12-13

14-1	Log-Transformed Probability Plots of Grade Distribution, 10m Composites	14-3
14-2	Recovered Value x Thickness above $5 Recovered Value Cutoff, 10m Composites, Dollar-Meters	14-5
14-3	Recovered Value, USD, 10m Composites, Section 442,600E, Pozo de Plata	14-6
14-4	Recovered Value, USD, 10m Composites, Section 443,400E, Porphyry Zone	14-7
14-5	Log-Transformed Probability Plots of Recovered Value Distribution in Major Lithologic Units, 10m Composites	14-9
14-6	Omnidirectional Covariance Variograms	14-10
14-7	Recovered Value Distribution in Model Blocks	14-11
14-8	Recovered Value, USD, 10m Composites, Section 442,600E, Pozo de Plata	14-13
14-9	Recovered Value, USD, 10m Composites, Section 443,400E, Porphyry Zone	14-14
14-10	Recovered Value x Thickness above $5 Recovered Value Cutoff, Model, Indicated Blocks Only, Dollar-Meters	14-15
14-11	IMC Geology Model, 1400 Bench	14-16
14-12	Indicated and Inferred Model Blocks, 1400 Bench	14-18
14-13	Kriging Variance in Model Blocks Versus Number of Holes in Search	14-19

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1.0	SUMMARY

The Cordero Project Mineral Resource Technical report is prepared for Levon Resources, Ltd (Levon) of Vancouver, BC by Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona. This report is prepared in support of the mineral resource for the Cordero Project announced by Levon on June 19, 2012. The mineral resource contained in this report is developed subsequent to the Preliminary Economic Assessment (PEA) prepared by M3 Engineering & Technology, Inc. (M3) and published on March 12, 2012. The PEA included the mineral resource developed by IMC in June 2011. A new mineral resource is being declared because of additional drilling and geologic information. The PEA has been summarized in various sections of this report in order to provide the reader with an overall understanding of the Cordero Project, but the PEA is not the focus of this report.

The current mineral resource is within the resource block model used for the June 2011 mineral resource and consequently does not include some of the step out and deep drilling which is outside of the resource block model. This additional mineralization will be evaluated in the near future to determine if it can be included in an updated mineral resource.

1.1	Location and Mineral Rights

The Cordero Project is located in the Sate of Chihuahua in north central Mexico approximately 180 kilometers (km) south of the city of Chihuahua and approximately 35 km northeast of the mining town of Hidalgo del Parral (Figure 1-1 and Figure 5-1).

The Cordero Project consists of two land positions covering the Cordero Project claims property and the Perla claims property located 5 km to the south of the Cordero Project (Figure 4-2). The mineral rights have been secured by staking contiguous lode claims (concesionas mineras) that cover approximately 19,884 hectares in Cordero and 435.1 hectares in Perla. Additionally, at the Cordero Project two parcels of in lying lode claims that are under option for purchase agreements, including the Herrara and Jandrina agreements (Figure 4 -3). The staked claims and option agreements are owned by Minera Titan, S.A. de C.V. (Minera Titan), a wholly owned Mexico subsidiary company of Levon. A single lode claim, Aida, (15.8 hectares) remains under negotiation for consolidation of the entire district minerals rights. This claim is show in blue (under negotiation) in Figure 4-3.

July 2012
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June 2012 Mineral Resource Update	1-2

Figure 1-1  Cordero Project Location

1.2	Geology

The Cordero Project is situated about 20 kilometers east of the eastern most foothills of the Sierra Madre Occidental Volcanic Province within a western corridor of the Basin and Range Province.

The local geology is summarized as isolated, slightly eroded, tertiary volcanoes, associated diatreme breccia complexes, underlying hypobyssal tertiary igneous stocks, and thin volcanics cut and overlay an open folded, Cretaceous marine limestone shelf sequence. Mappable north south trending Basin and Range normal faults, (offset with minimal, less than 10 meters displacements) offset bedded volcanics occasionally, but most of the igneous rocks appear not to have been offset or tilting by post volcanic faults. Quaternary erosion dissected the terrain as much as 100-200 meters in river valleys, but has not dissected many of the constructional volcanic ridges and volcanic centers in the region. Some constructional volcanic topography is preserved within and around the tertiary volcanoes.

The Tertiary intrusive centers and associated volcanoes are mostly focused in two northeast trending belts along synvolcanic northeast trending faults and fractures. Levon exploration to date has centered in the Cordero Porphyry Belt (Belt) in a southern area of the Cordero claim block. Reconnaissance mapping as also defined the parallel Porfido Norte Belt 10 kilometers (km) to the north. The Perla Felsic Dome Complex appears to be an isolated volcanic edifice preserved 5 km to the south.

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June 2012 Mineral Resource Update	1-3

Silver, gold, zinc, lead, copper, and molybdenum mineralization are associated with some of the felsic tertiary stocks and related felsic volcanic domes and diatreme breccia complexes, and their contact zones. Mineralization appears to have occurred at and near the tertiary volcanic paleosurface.

Based on the reconnaissance mapping and drill hole logging, Levon have reached the current conclusions regarding the geology and mineralization at Cordero.

1.	The mapped and projected igneous intrusive centers and depth of their emplacement vary systematically through the strike length of the Belt.

•	Igneous intrusive centers are progressively deeper toward the southwest

•	Stockwork veined, Cu, Mo mineralized granodirorite porphyry rocks are exposed in outcrop in the northeast end of the Belt (Sanson Stock) and

•	A mineralized caldera, diatreme complex is exposed in outcrop at the end of the Belt 15 km to the southwest (Molina de Viento Caldera & Diatreme Complex).

2.
Geologic mineralized showings and deposit types and targets are also systematically distributed through the Belt in the context of the porphyry exploration model that can account for Cordero mineralization, targets and metal zoning patterns:

•	Shallow porphyry targets to the NE

•	Shallow diatreme targets to the SW with associated porphyry targets at depth.

3.	Metal zoning patterns through the strike of the Belt and range from:

•	Mo, Cu to the northeast with

•	Ag, Au, Zn, Pb increasing to the southwest and

•	Au, as increasing further to the southwest as reflected in surface prospects, soils data, drill hole and rock sampling data.

1.3	Exploration and Drilling

Levon began its exploration during February 2009 under a joint venture agreement (JV) with Valley High Ventures, Ltd (VHV). Large scale, early reconnaissance mapping by Levon lead to the re-staking of all available lands in August 2009, which doubled the land position to about 20,000 hectares. The staking was guided by geologic mapping, which defined the existence of two large scale belts of porphyry mineralization showings the Porfido Norte Belt and the Cordero Porphyry Belt (Figure 1-2).

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The Cordero mineral resource is based exclusively on Levon core drilling data through hole number C12-233. The core drilling was conducted by HD Drilling, Mazatlan, Mexico on a contract basis using best drilling industry practices. All holes were collared with HQ diameter core and a few holes in the Cordero Porphyry Zone had to be reduced to NQ diameter core in areas of bad ground conditions or to increase the depth penetration of the drills. The drilling has been conducted in four phases with the fourth phase being just completed. Some drill holes are outside of the current mineral resource limits.

1.4	Mineral Resource

The Cordero mineral resource estimate developed by IMC for Levon is based on 203 drill holes completed through April 2012. The mineral resource presented here is for the currently defined Pozo de Plata Diatreme (Pozo) and the adjacent porphyry zone to the east and north of Pozo (both within the Cordero Porphyry Belt). Drilling indicates that other deposits in the district could be developed to have a mineral resource associated with them, but currently it is too premature to consider developing a mineral resource for them.

The mineral resource for Pozo and the porphyry zone is tabulated within an open pit geometry using an inverse distance estimation block model. The mineral resource is based on 97,769 meters (m) of drilling in 203 core holes of which is an addition of 33,380 m of drilling in 41 core holes over the drill information used for the June 2011 mineral resource estimate.

The assay intervals are composited into 10m bench height lengths for silver, gold, zinc and lead, which are estimated into a block model by inverse distance to the sixth power weighting. A net smelter return (NSR) value is calculated for each model block based on the metal grades and estimates of process recovery, concentrate terms and the metal prices of $25.00/oz silver, $1.00/lb for both zinc and lead. Gold was not included at this time into the NSR value as the average grade is potentially too low for payment by the smelters of the zinc or lead concentrates. The inputs to the NSR calculation are the same as were used for the June 2011 mineral resource estimate. It needs to be noted that there are areas within the deposits which have higher gold grades for which payment could be received. This needs to be evaluated in further detail as the project moves forward.

The June 2012 mineral resource is summarized on Table 1-1 at the $6.00/t NSR cutoff and compared to the June 2011 mineral resource. The tonnage in the indicated category has increased due to the infill drilling. The overall contained metals have increased slightly, the small increase due to the block model restriction of keeping the same model limits as used for the June 2011 mineral resource. Expanded limits to the resource block model could increase the mineral resource using the same drill hole data base because some holes to the exterior of the block model were not incorporated. Higher cutoffs are presented in Table 1-2 show the distribution of the mineral resource within the deposits.

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Table 1-1
Cordero Mineral Resource – June 2012 Versus June 2011

							Contained Metal
		Combined Areas (above cutoff)					Silver	Gold	Lead	Zinc
Resource	Resource	Million					Million	Million	Billion	Billion
Date	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	ounces	ounces	Pounds	Pounds
June	Indicated	521.56	18.54	0.054	0.25	0.46	310.9	0.908	2.9	5.3
2011	Inferred	200.85	21.66	0.035	0.27	0.49	139.9	0.229	1.2	2.2
June	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
2012	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
Resource	Resource	Million					Million
Date	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %
June	Indicated	293.23	20.04	0.073	0.26	0.44	228.33	16.61	0.030	0.24	0.49
2011	Inferred	32.44	19.54	0.048	0.27	0.56	168.41	22.07	0.033	0.27	0.47
June	Indicated	276.30	21.94	0.074	0.29	0.49	271.40	19.37	0.033	0.26	0.53
2012	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

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Table 1-2    June 2012 Cordero Mineral Resource at Various NSR Cutoff Grades

																	Contained Metal
		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)					Combined Areas (above cutoff)					Silver	Gold	Lead	Zinc
NSR Cutoff, $/t	Resource Class	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Million ounces	Million ounces	Billion Pounds	Billion Pounds

$6.00	Indicated	276.30	21.94	0.074	0.29	0.49	271.40	19.37	0.033	0.26	0.53	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

$10.00	Indicated	176.86	28.73	0.092	0.38	0.62	160.51	25.91	0.037	0.36	0.70	337.37	27.39	0.066	0.37	0.66	297.1	0.714	2.7	4.9
	Inferred	9.92	21.78	0.059	0.23	0.45	65.84	30.90	0.039	0.32	0.53	75.76	29.71	0.042	0.31	0.52	72.4	0.101	0.5	0.9

$15.00	Indicated	109.74	36.65	0.112	0.48	0.76	89.00	34.72	0.041	0.48	0.91	198.74	35.79	0.080	0.48	0.82	228.7	0.512	2.1	3.6
	Inferred	4.29	28.28	0.073	0.29	0.55	37.87	42.25	0.044	0.40	0.65	42.16	40.83	0.047	0.39	0.64	55.3	0.064	0.4	0.6

$20.00	Indicated	70.56	44.36	0.132	0.59	0.90	52.49	44.60	0.045	0.59	1.09	123.05	44.46	0.095	0.59	0.98	175.9	0.375	1.6	2.7
	Inferred	1.84	34.45	0.079	0.38	0.70	25.69	51.70	0.047	0.45	0.72	27.53	50.55	0.049	0.45	0.71	44.7	0.043	0.3	0.4

July 2012

Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report
July 2011	1-7

1.5	Conclusions and Recommendations

It is IMC’s conclusion that the initial mineral resource presented in Table 1-1 is a reasonable estimate of the Cordero mineral resource. IMC recommends that work be continued on the Cordero project to further delineate the size and scope of the mineralization as it is currently open in many directions.

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July 2011	1-8

Figure 1-2  Map of Identified Porphyry Belts

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June 2012 Mineral Resource Update	2-1

2.0	INTRODUCTION

The Cordero Project June 2012 Mineral Resource Update Technical report is prepared for Levon Resources, Ltd (Levon) of Vancouver, BC by Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona. This report is prepared in support of the mineral resource for the Cordero Project announced by Levon on June 18, 2012. The mineral resource announced on June 18th is an update to the mineral resource included in the PEA referenced below.

Levon announced the results of a Preliminary Economic Assessment (PEA) on the Cordero Project on March 15, 2012 and is documented in the “Cordero Project NI 43-101 Preliminary Economic Assessment” report prepared by M3 Engineering & Technology, Inc. of Tucson, Arizona dated 12 March 2012. Portions of this PEA will we summarized in the current report for providing complete information about the Cordero project, but the focus of this technical report is the updated mineral resource estimate.

The geology, background information and drill hole information used for the preparation of the mineral resource and this technical report was provided to IMC by Levon. IMC has not verified all of the provided data but has no reason to believe that it is not of industry standard quality. Input data for the net smelter return (NSR) calculation done by IMC was provided by M3 Engineering and Technology Inc. (M3) based on its experience on similar polymetalic deposits.

All units of measure are metric (except where identified as different) and all currency is US dollars (except where noted as Canadian dollars).

Herb Welhener, Vice President of IMC is the qualified person for the mineral resource estimate and this technical report. Mr. Welhener made a personal inspection of the property on August 7 and 8, 2011.  During his site visit, Mr. Welhener reviewed and observed:

•
Representative drill core from the three deposit areas: Pozo de Plata, Josefina, and the Cordero porphyry zone. Core from the La Ceniza Porphyry Zone was also reviewed. In total, about 20,000 meters of cone is available for inspection. The review was accompanied with assay records for reference.

•	The geologic logging and photography of the core delivered to the project office from the drill rigs.
•	The sawing and sample selection from the core after the geologic logging. This included the bagging and labeling of the samples and preparation of them for shipment to the assay lab.
•	The protocol of the data handling from the geologic logging into the computer system.
•	The geologic sections and maps being developed at site by the geology team.
•	Various drill hole locations, the permanent markers of the drill sites and the set up and operation of the drills currently at site.
•	An overall site reconnaissance.

July 2012
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Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	2-2

Mr. Welhener would like to acknowledge the assistance of Pascual Martinez (the geologist in charge during the site visit) and his staff for making the site visit both well organized and informative.

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3.0	RELIANCE ON OTHER EXPERTS

IMC has relied on C. Victor Chevillon (M.A, C.P.G.), Vice President and Director of Levon Resources, Ltd. for much of the geology, background information and history of the Cordero Project. Levon has provided all of the claim and land position information which IMC has not independently verified, but has no reason to believe any of it is in dispute. The drill hole data base is provided by Levon which IMC has not checked in detail but has found and corrected some inconsistencies within it. IMC has received original assay certificates as part of the QA/QC data. These certificates came from a second lab sample preparation and assaying of course rejects and provides checks on the original assays.

M3 Engineering & Technology, Inc. (M3) of Tucson, Arizona prepared the March 2012 PEA report on the Cordero Project titled “Cordero Project – NI 43-101 Preliminary Economic Assessment” which has been summarized in the 2012 Mineral Resource Update report for section not directly related to the updated mineral resource in order to provide a complete understanding of the status of the Cordero Project. M3 has provided input to the calculation of the net smelter return (NSR) values. These inputs are based on M3’s experience with similar polymetalic deposits. IMC calculated an NSR value to the mineral resource block model in order to segregate the mineral resource by NSR cutoff grades.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Cordero Project is located in the State of Chihuahua in North Central Mexico approximately 180 km south of the city of Chihuahua, and approximately 35 km northeast of the mining town of Hidalgo del Parral (Figure 4-1).

The current land use is ranching and some agriculture with corn and sorghum being the principal crops. Underground operations mining high grade veins exist in the district.

4.2	Mineral Concession and Agreements with Surface Owners

4.2.1	Mineral Rights

The Cordero Project consists of two land positions covering the Cordero Project claims property and the Perla claims property located 5 km to the south of the Cordero Project (Figure 4-2). The mineral rights have been secured by staking contiguous lode claims (concesionas mineras) that cover approximately 19,884 hectares in Cordero and 435.1 hectares in Perla. Additionally, at the Cordero Project two parcels of in lying lode claims that are under option for purchase agreements, including the Herrara and Jandrina agreements (Figure 4-3).

The staked claims and option agreements are owned by Minera Titan, S.A. de C.V. (Minera Titan), a wholly owned Mexico subsidiary company of Levon Resources, Ltd. Claims, obligations, and optioned agreement payments are summarized in Table 4-1.

A single lode claim, Aida, (15.8 hectares) remains under negotiation for consolidation of the entire district minerals rights. This claim is show in blue (under negotiation) in Figure 4-3.

The Perla claims which are 5 km south of Cordero Project claims are awaiting final recording by the Mexican Department of Mines (Figure 4-2). The Perla claim, (Title number 228056) is also 100% owned by Minera Titan. A single contiguous claim at Perla covering 100 hectares is under negotiation to increase the claim block size.

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Figure 4-1 Cordero Project Location

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Levon Resources, Ltd. – Cordero Project
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Figure 4-2 Cordero Project and Perla Claim Map

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Figure 4-3  Cordero Project – Optioned Claims Map

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Table 4-1 Cordero Lode Mining Claim List and Optioned Claims Obligations

CORDERO PROPERTIES MARCH 8, 2012.
Project	State	Company	Claim name	Title No.	Area (h a)	Ownership	Option Payments	Mining taxes	Assessment Filing. (The proof of mining works for 2011, will be submitted on May 2012)	Additional Notes
Cordero	Chihuahua, Mexico	Minera Titán, S.A. de C.V.	Sansón	230434	7510.8325		n/a	Paid to January 31, 2012	Complete to May, 2011
			Sansón I	231280	950.0000	100%	n/a	Paid to January 31, 2012	Complete to May, 2011
			Sansón II	231281	400.0000		n/a	Paid to January 31, 2012	Complete to May, 2011
			Sansón fracción 1	228104	0.0763	Minera Titán	n/a	Paid to January 31, 2012	Complete to May, 2011
			Sansón fracción 2	228105	0.0906		n/a	Paid to January 31, 2012	Complete to May, 2011
			Titán	235089	1700.0000		n/a	Paid to January 31, 2012	Complete to May, 2011
			Titán I	235090	8150.0000		n/a	Paid to January 31, 2012	Complete to May, 2011
			San Pedro	215161	1.9422		n/a	Paid to January 31, 2012	Complete to May, 2011
San Pedro claim was purchased from Cordilleras in 2010. Underlying 2% NSR to Apex.
Minera Titan has right of first refusal to acquire the royalty in front of any proposal of a third bona fide third party.

			Unif. Cordero	171994	2188613.0000	Held under option by Titan to acquire the 100% from Jandrina. S. de R.L. MI
USD$1´500,000.00
(February 21, 2013. If Minera Titan exercise the option)
2% NSR up to 1% can be purchase at a rate of US$500,000 per 0.5%
Minera Titan has right of first refusal to acquire the royalty in front of any proposal of a third bona fide third party.
								Paid to January 31, 2012	Complete to May, 2011	Jandrina may continue exploiting a specific area of the mining rights until February 21, 2013, limited to 200 tons per day. This right may not be transferred to third parties.
			Argentina	179438	3.9140			Paid to January 31, 2012	Complete to May, 2011
			Catas de Plateros	177836	2.0000			Paid to January 31, 2012	Complete to May, 2011
			Sergio	214655	9.8172			Paid to January 31, 2012	Complete to May, 2011
			El Santo Job	213841	155.5708			Paid to January 31, 2012	Complete to May, 2011
			Josefina	172145	6.0750	Held under option by Titan to acquire the 100% from Mr. Herrera and Mrs. De la Rosa	USD$600,000.00 (February 21, 2013. If Minera Titan exercise the option) 1% NSR Minera Titan has right of first refusal to acquire the royalty in front of any proposal of a third bona fide third party.	Paid to January 31, 2012	Complete to May, 2011	Mr. Herrera may continue exploiting a specific area of the mining rights, until February 21, 2013 and limited to 200 tons per day. This right may not be transferred to third parties
			Berta	182264	16.5338			Paid to January 31, 2012	Complete to May, 2011
			La Unidad dos	212981	175.7555			Paid to January 31, 2012	Complete to May, 2011
			La Unidad	178498	78.2960			Paid to January 31, 2012	Complete to May, 2011
			San Octavio	165481	.,0000	Mr. Fernando Rascon	n/a	Paid to January 31, 2012		San Octavio claim has a debt with the FIFOMI . Fernando Rascon has agreed to transfer the claim to Minera Titan for the payment of the debt. In negotiation.
MINING CONCESSIONS APPLICATIONS
			Perla	Exp. 016-39609	500.0000	Minera Titán		No obligation until being title	No obligation until being title
			Titan II	Exp. 016-39514	100.0000	Minera Titán
			Todos Santos	Exp. 016-45751	27.0000	Jandrina
TOTAL AREA (ALL TENURES) 19,884.2694. ha

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4.2.2	Surface Exploration Rights

Surface exploration rights for Cordero claims are maintained by separate signed and notarized transferrable agreements between Minera Titan, three private ranches, and the San Juan Ejido that cover the claims. The agreements are transferable. The agreement payment schedules are summarized in Table 4-1.

At Perla, the surface exploration rights for the claim block are covered by two ranches. Ranch owners have provided verbal permission and gate keys for exploration access. A formal agreement to be notarized is currently under negotiation with ranch owners.

4.3	Other Considerations

There are no known environmental liabilities associated with the properties. There exist some small scale mining operations which would cease if the project were to develop into a large mining operation.

All required permits to conduct exploration and drilling are up to date.

July 2012
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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Cordero project area is located in the southern part of the state of Chihuahua in northern Mexico and is easily accessible by State Highway 24 from Chihuahua or Hidalgo Del Parral. The main project access is by the eastern secondary ranch road located one hundred meters north of the State Highway kilometer marker 150. The access road is maintained by Levon and leads 10 km to the Levon field office and core shed near the center of the Cordero project (Figure 5-1).

5.1	Topography, Climate and Physiography

The Cordero and Perla topography is gently rolling ranch land with elevations that range from 1,500 to 1,700 m and average 1,600 m.

The project area is located in the semiarid climatic zone of northeastern Mexico with an average annual rainfall of about 20cm which mostly falls in the months of July, August and September. Average temperature ranges between 1°C to 21°C in January and 18°C to 35°C in June. Work within the project area can be carried out year round with only occasional four wheel drive vehicles required for access during wet periods of the summer rainy season.

5.2	Vegetation

The dominant vegetation consists of xerophytes scrub, but with sparse grassland. Cattle ranching is the dominant industry of the region with local areas of corn and sorghum production.

5.3	Accessibility

Chihuahua is the nearest metropolitan city which is 3 hours north on Highway 25, and has the closest international airport. Torreon is a city 5 hours southeast and also has an international airport as well as smelting facilities. A well maintained, private airport with a 9,000 ft. paved landing strip suitable for jet traffic is located 25 km south of Cordero at Allende along the Parral Jimenez highway.

5.4	Local Resources and Infrastructure

Hidalgo del Parral is the nearest town and logistical center. Parral is one of Mexico’s oldest mining towns with a population of 120,000. Parral is a source of both skilled and semiskilled labor force that are mine oriented for exploration and for mining purposes, as well as the nearby mining centers of Santa Barbara and San Francisco del Oro.

Small scale artisanal underground mining with contract miners are working for owners of the Herrara and Jandrina optioned claims under the Minera Titan option agreements. The artisan scale mines are centered on high grade silver veins about the Cordero felsic volcanic dome in the southeastern part of the property.

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Water is available from wells and abandoned mine shafts within the project area that pierce the water table from depths of 50 m to 80 m. Currently, Levon uses these sources for drill water.

A two-tower hydroelectric transmission line crosses the southern part of the Cordero property and is within six kilometers of the Cordero Project. The power is sourced from a hydroelectric plant 20 km north of Cordero. A second power line along State Highway 24, 10 km to the east of the property, was constructed by the State of Chihuahua in 2010. Levon is studying the amount of available power from these sources for when large scale mining operations commence at Cordero.

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UNITED STATES
CORDERO PROJECT
Gulf of Mexico
NORTH PACIFIC OCEAN
BAJA CALIFORNIA
BAJA CALIFORNIA SUR
SONORA
CHIHUAHUA
DURANGO
Mexico
BELIZE

U. S. A.
El Paso
Cd. Juarez
Palomas
Archaeological Site
Railway
Janos
Nuevo Casas Grandes
Casas Grandes
SONORA
Madera
Ojinaga
Coyame
U. S. A.
Rio Grande
CHIHUAHUA
Aquiles Serdán
Cd. Delicias
Cuauhtémoc
Creel
Naica
Camargo
CORDERO PROJECT
Hidalgo del Parral
Jiménez
COAHUILA
Sierra Madre Occidental
Copper Canyon Region
Batopilas
Guadalupe y Calvo
SINALOA
DURANGO

Figure 5-1. Cordero location and access

Figure 5-1  Cordero Location and Access

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6.0	HISTORY

The small scale, shaft entry, surface open stopes and underground mining of narrow (1 meter widths) high grade Ag, Au, Zn, Pb veins date back to the 17th century. There are about 40 shallow shafts at Cordero of which about six are currently being mined. Some of the mine dumps constitute mineable ore that is hand sorted and shipped along with current underground production to the community mill just south of Hidalgo del Parral. The mined ore is and has been, mostly hand sorted direct shipping material. Remnants of a single 6 cell floatation mill built by Asarco remain at La Ceniza mine, but no tailings exist, which indicates limited mill use before the mine closed.

The district has a reputation for abundant underground water and pumping efforts are evident at La Ceniza and South Shaft mines, which were unsuccessful according to local miners. The local miners report that most of the shafts penetrate to the water table at depths of 50-80 m and most go no deeper. There are no reliable historical production mining records known.

Prior to the present Levon exploration program for bulk tonnage silver (Ag), gold (Au), zinc (Zn) and lead (Pb) deposits, modern exploration has focused on:

1.	Narrow, high grade vein and intrusive contact deposits within the Cordero Dome and La Ceniza Stock.

2.
Bulk tonnage porphyry copper (Cu) and molybdenum (Mo) potential within and near the Sanson stock at the northeast end of the Cordero Porphyry Belt and skarn and porphyry Cu deposits in the southwestern most stock of the Porfida Norte Belt by Penoles in 2000.

Available exploration records for the above study are incomplete, though recently Levon has gained access to some of the Penoles porphyry exploration results. The following summary relies on local miner reports and piecing together some past drill core and hole locations that have been found at the property.

6.1	Coro Minera Exploration Activities

Francisco Armenta and Juan Manuel Viveros, exploring in Mexico for Coro Minera, a wholly owned subsidiary of Valley High Ventures, Ltd. first recognized in 2006, the possible silver and porphyry related bulk tonnage potential of the Cordero mineralized area. This was based on a property examination which followed up on a description of the mineralization from industry contacts. It took a year to negotiate agreements with claim owners and surface rights agreements over the main part of the historical district. At about the same time the agreements were concluded, the surrounding land came open to staking, and it was staked by Coro Minera.

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From 2007 to 2008, Coro Minera completed geologic mapping, rock sampling, a soils grid and a series of five trenches centered over the Sanson Stock, La Ceniza Stock, and the Cordero Dome. Coro Minera compiled the available project data and located some of the existing drillhole collars in the field. They also found and cataloged historical core stored in various adobe mine buildings around the property. The salvaged core was scientifically re-boxed, preserving the core run blocks and remarking the new boxes to match the original boxes when possible. The historical core was relogged and it was discovered that much of the core was not split, even though it was mineralized with megascopic sphalerite and galena, veins, crackle breccias, including polylilithic clast breccias and disseminations. Logging also revealed there were large gaps of missing core in many of the salvaged core holes.

Coro Minera split and sampled the remaining historical core and documented several wide bulk tonnage intercepts of Ag, Au, Zn, Pb mineralization, which they interpreted as evidence of bulk tonnage deposit potential. Geologic tours by Valley High Ventures (VHV) management of some of the rare cross cuts among veins in the accessible underground mine workings lead to the impression that no mineralization was present in wall rocks adjacent to the veins (Juan Manuel Veveos, personal communication to Vic Chevillon, February, 2009).

By 2009, VHV dropped about 50% of the staked mining claims and later decided to seek a joint venture partner for the property to carry on exploration. VHV submitted a brief property summary to Levon Resources Ltd. (Levon) in early January, 2009. Levon negotiated the framework of a joint venture agreement on the basis of the report and conducted a two day field visit January 16 and 17, 2009.

6.2	Levon Early Exploration Activity

On January 16, Levon recognized potential porphyry controls on outcropping Ag, Au, Pb, Zn mineralization, in the historical core and on several of the historical mine dumps. The main part of the district appeared to be hosted by a felsic volcanic dome with at least one poorly exposed mineralized stock to the northeast in the area now named the Sanson Stock (Figure 6-1). The existence of a possible porphyry belt was also projected, based on the large scale geology reconnaissance around the mine workings.

On January 17, 2009, Levon recognized diatreme breccia in isolated outcrops in an arroyo near a water well where reports of visible silver minerals by a local miner who had deepened a well by hand to reach water. Fine grained galena and sparse galena veins were exposed in the well spoils pile. Outcrops in an arroyo within 10 m of the water well expose breccias that are cut by limonite stained, rusty weathering carbonate, and quartz veinlets. The breccias exhibit diagnostic diatreme breccia textures and appear mineralized (Chevillon, 2009). The breccias contain polylithic clasts (rhyolite, dacite, limestone, limey mudstone), which are poorly sorted and set in a similar matrix material that grades to rock flour sized particles. The outcrops had not been visited, mapped or sampled by VHV. Diatreme breccias are key mineralized host rocks types, (as noted at other recent Mexican bulk tonnage deposits). The geology of the Cordero outcrops in the projected porphyry belt geologic setting recognized the previous day lead to the ultimate recommendation for Levon to pursue a Joint Venture (JV) on the property.

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Levon and VHV completed the JV negotiation and signed a letter of agreement and Levon returned to the property by February 4, 2009 and began JV fieldwork. Levon was the project operator controlling how all exploration monies were spent (by a verbal understanding with VHV) from February 4, 2009.

Large scale, early reconnaissance mapping led to re-staking all available lands in August 2009, which doubled the land position to about 20,000 hectares. The staking was guided by geologic mapping, which defined the existence of two large scale belts of porphyry mineralization showing the Porfida Norte Belt and the Cordero Belt. Levon focused detailed exploration in the Cordero Belt in the southern portion of the Cordero Project claim. The exploration program included geologic mapping, additional soils and rock chip sampling, an initial 3D induced polarization (IP) survey and Phase 1 core drilling. Phase 1 drilling started in July, 2009 and included eight holes (19,680 m). Holes C09-3, C09-5, C09-8 intersected significant grades and widths of bulk tonnage silver, gold, zinc and lead mineralization (NR November 3, 2009) in two of the recognized Tertiary intrusive centers within the Cordero Belt. Hole C09-5 was the discovery hole (September 25, 2009) in the Pozo de Plata Diatreme and is located 500 meters northeast of the outcrops where the diatreme was first recognized (January 17, 2011). Hole C09-8 intersected porphyry-style, disseminated and stockwork vein mineralization 1.3 km northeast of C09-5 in an eastern part of the Cordero Felsic Dome complex. Additional exploration activities are described in Section 9.

6.3	Production History

A variety of shafts, holes, drifts, and cross-cuts are preset on the property and have been the source of production in the past. Small scale mining is currently taking place on the property with hand-sorted ore being shipped to Hidalgo del Parral for processing.

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Figure 6-1  Map of Identified Porphyry Belts

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Cordero Project is situated about 20 kilometers east of the eastern most foothills of the Sierra Madre Occidental Volcanic Province within a western corridor of the Basin and Range Province which usually displays minimal offset (<10 m) in Basin and Range normal faults (Figure 7-1). Levon reconnaissance and geologic traverses established that about 40 kilometers further east of Cordero, block faulting with 1,000 plus meters vertical displacements occur.

  Figure 7-1 Regional Geology of the Cordero Project
(Modified after Bailey, 2011)

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7.2	Local Geology

Levon reconnaissance traverse mapping indicates Cordero geology is relatively simple. It is summarized as isolated, slightly eroded, tertiary volcanoes, associated diatreme breccia complexes, underlying hypobyssal tertiary igneous stocks, and thin volcanics cut and overlay an open folded, Cretaceous marine limestone shelf sequence. Mappable north south trending Basin and Range normal faults, (offset with minimal (<10 m) displacements) offset bedded volcanics occasionally, but most of the igneous rocks appear not to have been offset or tilting by post volcanic faults. Quaternary erosion dissected the terrain as much as 100- 200 meters in river valleys, but has not dissected many of the constructional volcanic ridges and volcanic centers in the region. Some constructional volcanic topography is preserved within and around the tertiary volcanoes.

The Tertiary intrusive centers and associated volcanoes are mostly focused in two northeast trending belts along synvolcanic northeast trending faults and fractures. Levon exploration to date has centered in the Cordero Porphyry Belt in a southern area of the Cordero claim block. Reconnaissance mapping as also defined the parallel Porfido Norte Belt 10 km to the north. The Perla Felsic Dome Complex appears to be an isolated volcanic edifice preserved 5 km to the south (Figure 7-2)

Figure 7-2   Cordero Project geology, porphyry belts and land.

Silver, gold, zinc, lead, copper, and molybdenum mineralization are associated with some of the felsic tertiary stocks and related felsic volcanic domes and diatreme breccia complexes, and their contact zones. Mineralization appears to have occurred at and near the tertiary volcanic paleosurface. Figure 7.3 illustrates the preserved relic volcanic topography and the present position of mineralization relative to the tertiary paleosurface.

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Figure 7-3. Surface geomorphology of partially eroded mineralized Tertiary (Cordero Dome, forground, Perla Felsic Dome).

7.2.1	Cordero Porphyry Belt Geology

The Cordero Porphyry Belt was defined by Levon beginning in 2009 on the basis of property scale geologic mapping results. As Levon mapping has progress, three additional intrusive centers have been documented and the strike length of the Belt expanded. The Belt presently consists of six mapped igneous intrusive centers aligned within a northeast trend 15 km on strike and 3-5 km wide (Figure 7-2) and is the focus of Levon Phase 1, 2 and 3 exploration. The geology of the Cordero Porphyry Belt is illustrated in Figure 7.4. The Belt is defined by reconnaissance traverse and detailed geologic mapping (still in progress )

Figure 7-4. Simplified geologic map of the Cordero Porphyry Belt and nomenclature of this report.

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The longitudinal section (Figures 7.5 and 7.6) illustrates important geologic features, geologic domains and target settings that are documented and projected from Levon geologic mapping, drilling results and geophysical and geochemical exploration results. The geologic domains over each intrusive center illustrated in the longitudinal section (Figure 7.5) are used to guide Cordero exploration and focus on the following geologic features:

Figure 7-5. Current Cordero Porphyry Belt longitudinal exploration targeting cross section. The explanation for Figure 7.5 is shown in Figure 7.6.

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Figure 7-6: Explanation for Figure 7-5.

1.	The mapped and projected igneous intrusive centers and depth of their emplacement vary systematically through the strike length of the Belt (Figure 7.5).

•	Igneous intrusive centers are progressively deeper toward the southwest

•	Stockwork veined, Cu, Mo mineralized granodirorite porphyry rocks are exposed in outcrop in the northeast end of the Belt (Sanson Stock) and

•	A mineralized caldera, diatreme complex is exposed in outcrop at the end of the Belt 15 km to the southwest (Molina de Viento Caldera & Diatreme Complex).

2.
Geologic mineralized showings and deposit types and targets are also systematically distributed through the Belt in the context of the porphyry exploration model that can account for Cordero mineralization, targets and metal zoning patterns:

•	Shallow porphyry targets to the NE

•	Shallow diatreme targets to the SW with associated porphyry targets at depth.

3.	Metal zoning patterns through the strike of the Belt and range from:

•	Mo, Cu to the northeast with

•	Ag, Au, Zn, Pb increasing to the southwest and

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•	Au, as increasing further to the southwest as reflected in surface prospects, soils data, drill hole and rock sampling data.

The Sanson Stock exposed at the northeast end of the Belt is granodiorite porphyry and contains stockwork chalcopyrite and molybdenite veins in outcrop. Penoles explored the Sanson Stock in 2000 for porphyry and skarn related Cu deposits. The Sanson Stock is surrounded by a contact areole of chlorite to biotite hornfels, locally cut by radial felsic dikes and fracture zones which contain sparse historical prospects.

Further southwest along the Belt, La Ceniza Stock (named after La Ceniza mine working, the major past ASARCO mine in the area) is mostly covered by its limestone roof rocks exposed on mostly dip slopes. The roof rocks crop out northeast of a classic strata-bound injection contact zone exposed essentially in cross section on the slopes along the western contact zone of the La Ceniza Stock.

La Ceniza Stock roof rocks are cut by mineralized, northeast trending rhyolite and dacite dike swarms and small felsic domes. Past mines and prospects document narrow (1-3 m) northeast trending, vertical mineralized vein structures that supported silver, gold, zinc, lead production from open stopes up to 500 m long. Northeast trending dikes are also often exposed in the workings and surrounding outcrops and replacement style mineralization is exposed on many of the mine dumps along with stockwork, porphyry style Ag, Au, Zn, Pd mineralization locally. The Cordero Felsic Dome complex is the next intrusive center to the southwest along the Belt Most active mines and prospects are exposed along the margins of the dome complex in older, border lithofacies rhyolites and the Cordero Dome’s border lithofacies is cut by younger rhyolites and dacites in a central, nested, composite lava dome unit that forms the volcano shaped peaks of the Cordero Dome (Figure 7-3). Mapping reveals the older dome border lithofacies rhyolites and dacites also consist of nested composite mineralized stocks of rhyolite, dacite and cut by granodiorite porphyry and often characterized by mineralization contact breccias.

The intrusive geology of the Cordero Dome Complex represents the transition from intrusive to extrusive composite igneous rocks and is basically fossilized igneous chaos in this very complex intrusive/extrusive dome geologic setting. Drill results establish the Dome Complex is mushroomed shaped and resting on Cretaceous limestone locally. The Cordero Dome resembles the surface morphology of the felsic dome growing out of the west flank of the Mount Saint Helens volcano in Washington State, USA The detailed alteration zoning patterns are not yet clearly defined due to the complexity of the intrusive and mineralization occurring in the upper felsic dome emplacement environment due to the shear complexity of the environment and overlapping intrusive, mineralization and alteration events.

Porphyry style disseminated and stockwork vein mineralization and some high grade vein and contact replacement mineralization characterize the composite Cordero Dome Complex. These rocks host the Cordero Porphyry Zone, which includes the eastern two thirds of the present Cordero mineral resource characterized in this report. Mapping and drill hole results have yet to identify any post mineral igneous rocks within and near the Cordero Felsic Dome, which is cut by younger, mineralized rhyolite and dacite dikes and diatreme breccias or a central lava dome complex.

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Pozo de Plata Diatreme is the fourth intrusive center further southwest along the Cordero Porphyry Belt. The Pozo de Plata (silver well) Diatreme was named after silver showings in a hand dug water well exposures near arroyo outcrops where Levon recognized diatreme breccia in the January 17, 2009 property exam. The Pozo de Plata Diatreme hosts the western third of the current bulk tonnage Ag, Au, Zn, Pb resource. Drilling reveals the Pozo de Plata Diatreme drilled to date is a northeast trough shaped body (800 m x 800m x 400 m) which envelopes a northeast trending composite dike swarms of mineralized rhyolite and dacite which have themselves, been incorporated into the diatreme breccia, by multiple gas charged brecciation and milling events as revealed in the cross cutting relationships displayed in the core.., Diatreme breccias are distinguished from intrusion breccias and igneous pebble dikes by their breccia matrix material. Diatreme breccias have milled, poorly sorted, ground up rock flour matrix with the same textures and fabric at the smallest scales, as the milled diatreme breccia texture of the diatreme body itself, at the outcrop scale. Lithofacies mapping within the diatreme establishes entirely gradational contacts between limestone clast and rhyolite and dacite clast diatreme breccias. The mappable gradational contact zones are important high grade controlling mineralized features within the diatreme body. The Pozo de Plata Diatreme is mapped within a circular area about 1 kilometer in diameter that has yet to be completely drill tested.

A set of detailed drill hole geologic cross sections have been constructed on a grid through the current resource (Figure 7-7). The cross sections are being imported into 3D Gocad software and utilized to construct a detailed 3D geologic model.

The cross sections illustrate the complexity of the Pozo de Plata Diatreme and associated mineralization. The geologic complexity is illustrated by the north-south cross section along UTM grid line 442,700E within an area of the Pozo de Plata Diatreme mineralization, which is drilled on 50 m drill hole centers (Figure 7- 8a). The geologic cross section is simplified as most of the geologic contacts shown are actually gradational geologic contacts through diatreme breccia. The geologic units on the cross sections are mappable lithofacies units within the diatreme breccia. The Pozo de Plata Diatreme breccia body plunges southeast toward the Cordero Felsic Dome complex, which is not apparent in the 442,700E cross section.

Figure 7-8c illustrates the relationship of the Pozo de Plata Diatreme geology and the calculated resource presented in this report. Centroids of the resource source block model, described is this report are plotted on the cross section in Figure 7-8c and appear to be open to the south and locally at depth.

The Dos Mil Diez Diatreme complex is the next and fourth intrusive center to the southwest along the Belt and is about 2 km in diameter. The diatreme was discovered by geologic field traverses over color anomalies identified by inspection on a Quickbird satellite image of Cordero in January, 2010. The Dos Mil Diez Diatreme is characterized by clustered, small felsic domes and dike complexes, which are occasionally mineralized and large domed limestone xenoliths surrounded by diatreme breccia. Local exposures of manganese stained calcite hot springs terrace type deposits and mushroom shaped felsic domes resting on Cretaceous limestone within the complex, are evidence that the present topographic surface is likely very near or at the paleo surface of emplacement of the diatreme complex. Surface geology indicates large blocks of limestone roof rocks partially cover the Dos Mil Diez Diatreme Complex.

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Further southwest along the Cordero Porphyry Belt there is a mapping gap of mostly unknown geology. Mapping is now planned in the gap.

At the southwest end of the Cordero Porphyry Belt the Molina de Viento Caldera & Diatreme Complex has been recognized with follow up mapping being planned. The Caldera has an associated, rhyolite ash flow tuff sequence that is about 30 m thick. Several diatremes have been recognized to date, containing some mineralized clasts, including a molybdenite bearing veined clast that was collected from a poorly exposed circular float and sub crop area. Diatreme contacts cut the ash flow sequence locally and are enveloped by strong propolytic alteration. One small outcrop area of dacite porphyry has been mapped in the center of the caldera and may represent a shallow intrusive center of the complex.

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Figure 7-7 Cross Section Index Map Showing Composite View of Resource Block Model (red squares) and an illustrative section through the Pozo de Plata Diatreme mineralization.

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N
Geologic Cross Section 442,700 E
(looking East)
S
Tr
Td
elev.
1,500 m
Tdbd
Kl
1,400 m
Tddb
Tldb
1,300 m
1,200 m
Kl
1,100 m
100 m
1,000 m
Chevillon, Viniola May, 2012

Figure 7-8a. North-south geologic cross section 442,700 E UTM grid line looking east. The cross section illustrates the complexity of the Pozo de Plata Diatreme diatreme lithofacies units. The Diatreme plunges southeast into the plan of the section toward a southern part of the Cordero Felsic Dome complex (not apparent in the cross section).

Figure 7-8b. Explanation for Figures 7-8a and 7-8c.]

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Figure 7-8c. Same cross section (Figure 7-8a) with block model centroids (mineral resource blocks) superimposed on an overlay.

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7.2.2	Porfido Norte Belt Geology

The Porfido Norte belt is not well known and is defined only on the basis of about 10 man days of geologic traverse mapping and orientation rock sampling. The Belt is about 7 km on strike and 2 km wide (Figure 7-2). The unnamed stock in the southwest of the Belt is altered and iron stained dacite and granodiorite porphyry surrounded by a contact aureole of marble and biotite to chlorite hornfels developed in the Cretaceous limestone country rocks. Penoles explored the intrusive for contact skarn deposits in the past. Several historical small prospect pits are present within the stock and the showings in surrounding country rocks.

To the northeast, a small, locally iron stained Tertiary felsic volcanic dome complex cuts through Cretaceous limestone country rocks and is uncomfortably overlain by mafic (andesite?), flat lying Tertiary volcanic flows, which are about 50 m thick. Traverses across the volcanics indicate the present upper topographic surface of the volcanics is most likely the paleo depositional surface of the flows. Field evidence includes pressure ridges and Pele tears locally well exposed on the surface.

Arroyos have partially dissected the flat lying volcanic flow sequence 1 km further northeast and expose hydrothermally altered, Tertiary felsic volcanics, a Tertiary conglomerate unit at the base of the flow sequence and Cretaceous limestone country rocks along arroyo banks. A distinctive basal conglomerate at the base of the volcanic sequence, resting uncomfortably on limestone basement rocks contains some mineralized volcanic clasts and may be mineralized itself in some matrix material. This iron stained unit and the erosional exposure of Tertiary rocks requires additional mapping and sampling to properly document the geology and any contained mineralization. One km further east are other iron stained felsic volcanics exposed beneath the volcanics.

7.3	Mineralogy of the Deposits

Argentiferous galena, sphalerite, and pyrite mineralization is present in each of the six intrusive centers of the Cordero Porphyry Belt recognized to date. Chalcopyrite, and molybdenite mineralization is present mostly in the Sanson stock at the northeast end of the Belt. Silver, gold, zinc, lead, copper and molybdenum mineralization ranges from high grade vein and replacement mineralization to mostly bulk tonnage disseminated and stockwork vein mineralization.

7.3.1	Cordero Porphyry Belt Mineralization

Within the Pozo de Plata Diatreme and Cordero Porphyry Zone discoveries and the newly recognized La Ceniza Porphyry target drill results document three types of mineralization:

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•   Type 1: Diatreme breccia hosted Ag, Au, Zn, Pb bulk tonnage mineralization consisting of mineralized massive sulfide and replacement sphalerite and galena clasts, disseminated to massive breccia matrix  and the breccia cut by massive sulfide sphalerite and galena veins (Figure 7-9).

Figure 7-9. Diatreme breccia type mineralization. Brown mineral is sphalerite as clasts, vein fill and disseminated mineralization. Generally integrown with galena veins and disseminated grains (not clearly visible in slides). Note the general lack of abundant gangue minerals within and near sulfides. Abundant rusty weathering carbonate alteration minerals disseminated in rock. Diatreme breccia is polylithic with rhyolite, dacite and limestone clasts set in a rock flour breccia matrix. Clasts range from angular to well rounded and are poorly sorted.

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•	Type 2: Massive sulfide intergrown galena, sphalerite and pyrite, replacement mineralization (manto style) after limestone country rocks (Figure 7-10).

Figure 7-10. Manto replacement mineralization after limestone. On the right is high grade, intergown, galena, sphalerite and pyrite, nearly massive sulfide with a few relic bedded limestone features locally preserved. The pictured core is from hole C10-131in the northern contact zone of the Pozo de Plata Diatreme. Manto mineralization also is encountered in some holes in the Cordero Porphyry Zone in contact areas with limestone.

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•
Type 3: Porphyry style Ag, Au, Zn, Pb disseminated and stockwork veining sulfides (sphalerite, galena and pyrite) hosted with biotite and chlorite contact hornfels and within rhyolite, dacite and granodiorite porphyry host rocks. Mineralization within intrusive rocks is commonly hosted by porphyry style potassic alteration and phyllic alteration assemblages often within the contact zones of the two alteration assemblages, particularly where the assemblages overlap through incomplete pervasive alteration, gradational contact zones (Figure 7-11).

Figure 7-11 Porphyry type Ag, Au, Zn, Pb mineralization is the pervasive, disseminated mode (upper left) and vein and disseminated galena and sphalerite (lower right). The core is from within the Cordero Porphyry Zone which also locally contain manto replacement showings.

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•
Type 4. High grade vein swarms mined in historic and current underground workings. One m wide with intergrown galena, sphalerite, pyrite and occasionally tetrahedrite. Minor rusty weathering carbonate, calcite, barite gangue minerals locally cut by late, barren jasperoid occasionally (Figure 7-12).

Figure 7-12. High grade narrow veins type mineralization with some grade carried by micro fracture and disseminated galena and sphalerite within the tabular zones, which typically strike NE and are mined in shafts to the water table 50-80 m deep.

Cross cutting relationships of mineralized rocks document multiple pulses and very complex mineral paragenesis in all mineralized rock types. In the Pozo de Plata Diatreme for example seven paragenetic episodes of mineralization are evident. Multiple veining episodes cut disseminated mineralization and in turn are cut by diatreme brecciation and mineralization with the matrix of the breccia, then the breccia itself is cut by massive sphalerite and galena veins. In porphyry (Type 3) mineralization multiple episodes of veining are documented by cross cutting and offsetting veins of contrasting mineralogy's.

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7.3.2	Cordero Porphyry Belt Alteration

In the Cordero Porphyry Zone mineralization mapping of hypogene mineralization in the drill core reveals hydrothermal alteration assemblages within igneous host rocks are typical of porphyry deposits. Assemblages include typical green argillic, argillic, propolytic, phyllic and potassic alteration assemblages which occur both as vein selvages and in the pervasive modes. Limestone country rocks range from relatively fresh, unaltered limestone away from intrusive to chlorite and biotite (and locally kspar rich) hornfels and rarely garnet skarn near intrusives.

On a larger scale, a second near surface (above 250 m) rusty weathering carbonate rich alteration and hydrothermal silica deficient assembled suite is present that can be mapped in core across the 1.5 kilometer width of the north south trending Cordero Porphyry Zone as presently known. It appears rusty weathering carbonate (Fe, Mn, Mg carbonate species) proxies for silica in the near surface alteration assemblages and forms discordant units above the more conventional porphyry style alteration (with silica) at depth in the system.

The carbonate rich alteration assemblages are interpreted as indirect evidence of CO2 dominate mineralization high in the hydrothermal system in the felsic dome environment, with more conventional silica rich, "conventional" porphyry mineralization and alteration assemblages at depth (below 250-500 m) where the lithostatic load was sufficient to hydrofracture the rocks in a more conventional intrusive porphyry mineralization setting.

Alteration within the Pozo de Plata Diatreme mineralization is dominated by rusty weathering carbonate rich, hydrothermal silica deficient, argillic and phyllic alteration similar to the upper elevation alteration assemblages in the Cordero Porphyry Zone 1.3 km to the east. Limestone country rocks and limestone rich diatreme breccia lithofacies typically appear relatively fresh and unaltered, even in the contact zones of the rhyolite and dacite breccia dikes swarms. The fresh, unaltered limestone are interpreted to be probable additional evidence of a CO2 rich alteration and mineralization environment directly associated gases responsible for the diatreme brecciation which is clearly itself, intra-mineral to pre-mineral in age. The limestone country rocks were likely in equilibrium with CO2-rich pnematolitic fluids that formed and mineralized the diatreme.

Calcite veining common in the limestone seems to be independent of the map distribution of the Tertiary intrusives property-wide and is interpreted as a diagenetic feature.

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8.0	DEPOSIT TYPES

The mode of mineralization in the Pozo de Plata Diatreme, the Cordero Porphyry Zone and the La Ceniza Porphyry Target incudes bulk tonnage porphyry mineralization textures, alteration assemblages and alteration associations that suggest a porphyry-style mineralizing system. Sphalerite, galena, pyrite and some deep, younger copper mineralization (rarely molybdenite), are present as disseminated and stockwork veins in porphyry host rocks and in hornfels. Locally garnet skarn contact mineralized zones are present around the intrusives. The association of mineralized intervals with potassic and phyllic alteration assemblages and zones are typical of porphyry mineralization.

The IP geophysical signatures of the property indicate disseminated sulfide bodies that correlate with mapped intrusive centers at depth and are confirmed by drilling to correlate with porphyry- type disseminated and stockwork vein mineralization that yield such IP signatures.

Local high-grade manto replacement-type lead and zinc mineralized bodies have been found (boreholes C10-31, C10-46, C11-113) in the contact zones of mineralized diatremes and in the contact zones of mineralized porphyry stocks.

The present mineral resource characterizes mineralization within the Pozo de Plata Diatreme, Josefina Mine Zone and Cordero Porphyry Zone within the Cordero Felsic Volcanic Dome complex.  These mineralized zones are spatially and geologically connected.

The Pozo de Plata diatreme-hosted mineralization is highest in grade along the margins of dacite and rhyolite breccia dike complexes incorporated into the diatreme by diatreme-style brecciation that appears to have occurred during mineralization. The breccia dikes are clearly the source for some of the mineralization in the diatreme and are evidence of intrusive controls on mineralization. Manto-style replacement mineralization is present in the contact zones of the Pozo de Plata Diatreme body.  The diatreme mineralization is ultimately cut by veins of massive sphalerite and galena, which connote pneumatolitic mineralization in the upper reaches of a volcanic porphyry system.

Mixed diatreme- and porphyry-style mineralization is exposed through the Josefina Mine Zone mineralization which connects the Pozo de Plata Diatreme with the Cordero Porphyry Zone.

Porphyry-style disseminated and stockwork vein, argentiferous galena, sphalerite, pyrite mineralization within pervasive potassic and incomplete pervasive phyllic alteration characterizes most mineralization within the Cordero Porphyry Zone. Some diatreme dike mineralization is locally present. Manto replacement mineralization is locally present in intrusive contact zones with limestone country rocks within the Cordero Porphyry Zone.

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9.0	EXPLORATION

Exploration activities being actively pursued at the Cordero Project include mapping, rock chip and soil sampling, geophysical exploration, and on-going core drilling.  More recently, the scope of exploration activity has expanded to include the Porfido Norte Belt and the Perla Claim to the southwest.  In addition to continued definition of the Cordero resource, additional targets along the Cordero Belt are being drilled.

9.1	General Exploration

Initially, detailed exploration activity by Levon primarily focused on the Cordero Belt in the southern portion of the Cordero Project claim holdings as the most obvious outcropping bulk tonnage targets. The exploration program included geologic mapping, additional soils and rock chip sampling, an initial 3D induced polarization (IP) survey and core drilling. Follow-up detailed geologic mapping began near the mines and isolated outcrops of recognized diatreme breccia to the southwest using a custom-ordered QuickBird, natural color processed satellite orthophoto base map with ground resolution of 60 cm pixels (Perry, 2009).  The Cordero Belt was divided into a number of intrusive centers and diatreme complexes from the Sanson Stock in the northeast to the Molina de Viento Diatreme Complex in the southwest (Figure 9-1).

Rock chip sampling was conducted concurrently with geologic mapping and was followed by trenching, road cut sampling, and soils grid sampling across suspected mineralized areas. Trenches and road cuts were geologically mapped and sampled continuously through 5-meter intervals.  Pozo de Plata Diatreme surface sample results reveal 345- and 715-meter intervals mineralized with lead, zinc, silver, and gold with potentially economic grades of mineralization.

The Cordero project is being conducted with the benefit of 3D data in real time, in effect fulfilling an idealized advanced electronic office concept applied to minerals exploration in the field.  This approach optimizing drill targeting and exploration results, not possible with conventional paper copy exploration in terms of accuracy and speed.  Drilling, geologic, geochemical and geophysical data of the Cordero project is imported into the Cordero 3D Exploration Model, then integrated and analyzed daily in the field for targeting using state-of-the art GOCAD® (Mira Geoscience, www.mirageoscience.com) pattern recognition software adapted to mining from the petroleum industry.  This approach provides the capability of using spatial pattern recognition and correlation of data from various types and sources. The approach eliminates the need for conventional cross sections, which typically distort the actual data onto a
2D plane.

Drilling to date has been conducted in four phases as described in detail in Section 10. Phase 1 drilling began in July 2009 and consisted of eight boreholes, drilled to an aggregate depth of 2,843 m. Phase 2 drilling began in October 2009, consisting of 52 boreholes drilled to an aggregate depth of 19, 680 m.  Phase 3 drilling began in January 2010. Results presented in this report include Phase 3 drilling to June 1, 2011, which totals 160 boreholes.  Phase 3 drilling ended with a total of 183 boreholes.  Phase 4 drilling began in November 2011 with borehole C11-184 and was recently completed.

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Figure 9-1: Map of Identified Porphyry Belts

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9.2	Geophysical Exploration

SJ Geophysics, Vancouver, conducted an initial 3D IP survey over the Pozo de Plata Diatreme, Cordero Felsic Dome, La Ceniza Stock, and completed 3D inversions on the data for interpretation. Three independent geophysicists interpreted the data (SJ Geophysics, Frank Fritz, and Terry White) and laid out proposed drill holes based on the IP data and summary geology. Rather than submitting formal reports the geophysicists forwarded interpretive digital files and recommended drill holes that were incorporated into the Cordero 3D Exploration Model and influenced the design of the drilling programs.

McGee Geophysics of Reno, NV completed ground-based gravity surveys over the Pozo de Plata and Dos Mil Diez diatreme complexes.  Terry White, Rock Geophysics, Reno, NV, conducted 3D inversions on the gravity data, which were integrated and jointly interpreted with soil sampling and geologic mapping results in the 3D GOCAD exploration model.

Aeroquest Geophysics of Mississauga, Ontario, Canada completed airborne magnetometer, electromagnetic (EM) and radiometric surveys over the entire Cordero Belt (Aeroquest, 2010). SJ Geophysics completed 3D inversions on the Aeroquest airborne magnetometer data. They were also contracted to complete 3D IP surveys over the Molina de Viento, Dos Mil Diez, Pozo de Plata, Cordero Dome, and La Ceniza Stock including 3D inversions of the data (Zayonce, 2011).

All the project exploration data are compiled in 2D GIS (MapInfo) and a 3D integrated exploration model using the GOCAD model including the Mira Geoscience Mining Utility. The data compilation, integration, modeling and interpretation are concurrent with the project progress, generally on a daily basis, which provides optimum, near real time utilization to guide and optimize drilling.

9.3	Active Targets for Expansion of Resources

Numerous active targets for expansion of resources are being pursued on the Cordero project. Targets include mine-scale targets in outlying areas and those contiguous (and within) the modeled pit for the defined resource.  The resource reported by IMC (2011) was within a series of floating cones that were capable of being mined by open pit methods. The resource was limited in certain areas by lack of information, rather than by barren drill holes, and is open to expansion.  Additional drilling is underway to test these areas.  Several additional targets in the Cordero Belt and in the Porfido Norte Belt are being pursued.

9.3.1	Expansion of Resources in Contiguous Areas

An important feature of the resource (IMC, 2011), which was calculated entirely within a modeled open pit shape, is that the resource was not closed off by delineation drilling within the modeled open pit and is open to expansion.  Some of the “waste” reported in the pit in the resource is simply untested.  Areas within the pit limits that haven’t been drilled require testing to determine the presence or absence of mineralization, which carries the potential of expanding the resource.

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Resource expansion targets includes offset and step out holes from existing holes in the Cordero resource within the Pozo de Plata Diatreme, the Josefina Mine Zone and Cordero Porphyry zone (Figure 9-1).  The assay results from these holes were forwarded to IMC February 11, 2012 for their work on the updated resource presented in this report.

Resource expansion also included exploration drilling in the La Ceniza Porphyry target immediately northeast of the resource (Levon news release of June 21, 2011). The La Ceniza porphyry target was defined on the basis of resource blocks within borehole C11-115 which cut into a well-defined IP anomaly that formed a crude donut shaped body within the La Ceniza stock.  Such IP anomalies are typical in the mineralized shells of many porphyry deposits.  A total of 15 exploration holes were drilled in the La Ceniza Porphyry target, which is about 2 square kilometers, to a maximum vertical depth of 1,000 m.  The drill holes encountered silver, gold, lead, and zinc mineralization, often from surface. At depth a newly recognized, younger copper-molybdenum porphyry system was intersected, which not exposed at the surface. The copper and molybdenum system is hosted by a granodiorite porphyry that is only present in the lower portions of the La Ceniza exploration holes. The drillhole assay results though appear to partially cut off the resource to the east.  The drillhole assay results were forwarded to IMC February 11, 2012 for the current resource update.

9.3.2	Outlying Mine Scale Open Pit Targets

The Cordero resource is contained within a central part of the Cordero Belt in the southern portion of the property (Figure 9-1).  Levon has defined this porphyry belt on the basis of exposed mineralized stocks, known from past mining and exploration, and diatremes identified by Levon geologic mapping.  The Cordero Belt trends northeast and encompasses six Tertiary intrusive igneous centers cutting Cretaceous, interbedded limey mudstone and siltstone country rocks.  The Cordero Belt measures 15 kilometers on strike and is 3 to 5 kilometers wide. Subvolcanic, mineralized stocks are exposed in the northeast part of the Cordero Belt with higher-level, mineralized volcanic diatremes are exposed to the southwest.

Mine-scale exploration targets away from the resource within the Cordero Belt include the diatremes and some felsic domes that have been identified by geological mapping and characterized by geochemical surveys (rocks, soils on 100 meter grids) and geophysical surveys by leading contractors using state of the art techniques and equipment (ground gravity, air magnetics, radiometrics and EM, 3D IP and a current MT survey in progress).

Seven targets have been defined in the Cordero Belt and Perla Dome with several initial drill hole completed in the Cordero Belt targets. The exploration drill results have locally intersected mineralized intervals and key mineralized diatreme and dike rocks and warrant exploration follow up. No economic metal grades have been encountered to date.

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Narrow gold intercepts have been intersected in several holes with in the Dos Mil Diez central diatreme target (news release of April 7, 2010) and have not yet been followed up with additional drilling.  Hole C11-197 within a covered portion of the Dos Mil Diez Diatreme complex intersected proximal vent-facies diatreme breccia similar to the Pozo de Plata host rocks, but only weak zinc-silver mineralization.  The MT survey now being interpreted is designed to document diatreme feeders that are thought to be the centers of mineralization with the diatreme complex for drill testing.

Two mine scale targets are located in the Molina de Viento Caldera-Diatreme complex at the southwest end of the Cordero Belt (Figure 9-1). Initial holes within an IP anomaly beneath farm fields in the target yielded low-grade galena and sphalerite occurrences that warrant additional target definition and drilling follow up.  Presently a deep-looking MT survey is underway in the area with the initial results being integrated with IP, geology and geochemical data for drillhole recommendations.

The Perla claims are located 5 km south of the main Cordero claim block (Figure 4-2) and cover an outlying mineralized felsic volcanic center (barely eroded volcano). Several gold-silver vein prospects are exposed in the rhyolites. Detailed geologic mapping, rock and soils sampling is underway at Perla and a 3D IP survey by SJ Geophhiscs, Vancouver has been completed in February and is now being interpreted and integrated with the surface data to set drilling targets and priorities.

Outside the Cordero Belt, a gold target in the Porfido Norte Belt was identified in late 2011. Drilling follow up confirmed the presence of geochemically anomalous gold, but no bulk tonnage quality intercepts were encountered.

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10.0	DRILLING

The Cordero June 2012 mineral resource is based exclusively on Levon core drilling data through hole number C12-233 (233 holes for 106,827 meters of core).  The drill plan and trace of the drill holes is shown on Figure 10-1.  A majority of the holes are drilled either in a northerly or southerly direction, particularly in the Pozo Diatreme, which is more densely drilled than other areas.

The core drilling was conducted by HD Drilling, Mazatlan, Mexico on a contract basis using best drilling industry practices.  All holes were collared with HQ diameter core and a few holes in the Cordero Porphyry Zone had to be reduced to NQ diameter core in areas of bad ground conditions or to increase the depth penetration of the drills.

10.1	Drill Phases

Eight widely spaced initial exploration core holes were recommended for Phase 1 drilling, which started in July 2009.  The drilling objective was to drill three discovery holes (economic metal grades of bulk tonnage mineable widths) in three separate intrusive centers (Pozo de Plata Diatreme, Cordero Felsic Dome, La Ceniza Stock).  Three discovery holes were drilled (C09-3, C09-5, C09-8) in the Pozo de Plata Diatreme and the Cordero Porphyry Zone on the eastern margin of the Cordero Felsic Dome.  Holes C09-3, C09-5 and C09-8 intersected significant grades and widths of bulk tonnage lead, zinc, silver, and gold mineralization in two of the recognized Tertiary intrusive centers within the Cordero Belt (Figure 6-1).  Hole C09-5 was the discovery hole (September 25, 2009) in the Pozo de Plata Diatreme and is located 500 meter northeast of the outcrops where the diatreme was first recognized.  Hole C09-8 intersected porphyry-style, disseminated and stockwork vein mineralization 1.3 km northeast of C90-5 in an eastern part of the Cordero Felsic Dome complex.

On the basis of Phase 1 drill results, Levon began Phase 2 exploration in October, 2009, which included continuing geologic mapping, soil and rock chip sampling, and 19,680 meters of core drilling in 52 holes.  Levon vested in the JV as 51% owner and operator by completing all work commitment expenditures (CND$1.25 million) by January, 2010.

Phase 2 drilling included close spaced (50-meter) grid drilling in the Pozo de Plata Diatreme to test projected mineralized extensions of hole C09-5 drill intercepts and offset extensions of hole C09-8 mineralized intercepts on a 100- to 200-meter drill grid in the Cordero Porphyry Zone. Outlying exploration targets were also tested, which lead to discovery holes being drilled in the Josefina Mine Zone (centered on hole C09-23) between the Pozo de Plata Diatreme and Cordero Porphyry Zone.

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June 2012 Mineral Resource Update	10-2

Phase 3 exploration began January 2010 and concluded in October 2011.   Phase 3 included continued geologic mapping, soils and rock chip sampling, geophysical surveys over the Cordero Belt and 59,000 meters of scheduled core drilling.  Phase 3 drilling included both exploration drill holes in newly recognized mine-scale targets and offset, delineation drilling in the three discoveries.  Levon adjusted the Phase 3 grid delineation drilling in the Pozo de Plata Diatreme and Cordero Porphyry Zone mineralized areas according to IMC recommendations (April 18, 2011).  Levon also contracted IMC to complete a NI 43-101 compliant mineral resource utilizing the then current and projected Phase 3 drill results (160 holes to June 1, 2011, the cut-off date for the resource calculation).

Phase 4 drilling is completed on the property and provided to IMC through hole C12-233 for the development of the June 2012 mineral resource. Drilling used for the reported mineral resource was completed on contiguous drill grids within each of three discovery zones: 1) Pozo de Plata Diatreme (50- to 125-meter hole centers) 2) Cordero Porphyry Zone (100- to 300-meter hole centers) and 3) Josefina Mine Zone (100- to 125-meter hole centers). Grid spacing of holes depended on the type of bulk tonnage geology being tested (Diatreme and Porphyry type mineralization) and the need to document the geometry and continuity of each type.

All three discovery zones are hosted in the upper levels of a felsic volcanic dome complex and drill hole geology reveals mineralization accompanied and even postdates dome emplacement. This mineralization complexity is reflected in the drill core at a scale smaller than the grid drilling scale. Continuity among drill holes, except grade and some alteration assemblages, is rare.  An exception may be the footwall limestone country rocks of the Pozo de Plata Diatreme. But since the Diatreme contains large clasts of limestone, early holes that were ended in just a few meters of limestone may still be well within the Diatreme in limestone clasts.

10.2	Core Handling Procedures

Wooden blocks are marked with hole depth in meters for each core run recovered from the wire line core barrel.  The marked wooden blocks are inserted in the returned core at the corresponding hole depths and the drill boxes are marked with from and to depth in meters to the nearest centimeter (cm).  Faults and broken ground, which are generally a rare feature, are typically marked on the blocks.

The core is transported to the core logging facility and the boxes laid out on the ground, washed with a hose and photographed wet and dry for a complete core record of all holes.  Core recoveries are estimated by measuring between wooden core blocks and calculating percentage of recovered core for each drill run.

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The core is mapped and logged in detail utilizing a core layout approach. Core was laid out on the ground as the drill holes would appear on drill sections through each mineralized zone to best document any lithologic, alteration or mineralization geologic correlations among holes. The drill data are imported into 3D GoCad pattern recognition software for geological modeling and geochemical zoning.

The core is sawed lengthwise and sampled continuously through 2-meter intervals.

10.3	Drill Hole Database

The borehole database is assembled by Levon and provided to IMC for use in developing the mineral resource estimate.  Appendix A is a list of the drill hole collar coordinates and down hole survey information by hole.

The core recovery is generally good, averaging 95+%, with very few intervals of poor recovery. The orientation of the mineralization is typically unknown and true widths of mineralization are unknown at this time.

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Figure 10-    Drillhole Locations

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Levon Resources, Ltd. – Cordero Project
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11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

The Cordero drill data comes from core drilling and Levon has provided the following procedure for handling the core, logging it and preparing the samples for shipment to ALS Chemex for sample preparation and assaying.

1)
The core is drilled.  Drillers put wood blocks as a footage marker in the core box as they pull the core from the core barrel. Most of the core is HQ diameter (2.50 inches or 63.5 mm) core, but is reduced to NQ (1.775 inches or 45.1 mm) occasionally in rare areas of bad ground, or below 800 m hole depths to extending drilling ranges.

2)	The core boxes are transported from the drill rig to the Cordero core shed and laid out on the ground in the order it was drilled.

3)	The core is washed with a hose by the geologist and the geology is examined, but not touched.

4)	The core recovery is measured and recorded using the core blocks for depth reference.

5)	The core is photographed with a digital camera in the sun when possible, wet and dry.

6)
The geologist completes a CoreMap (log) of the core generally within 30 minutes of when the core is first laid out and provides the DailyCoreMap for scanning and manual data entry into the MasterDailyCoreMap spreadsheet database.

7)	The geologist then completes a more detailed Quicklog of the core and provides that for scanning and manual data entry into the MasterQiucklog spreadsheet database.

8)	The core is marked by the geologist for sawing and sampling.

9)	Core is sampled continuously through two meter sample intervals for all core drilled.

10)
The geologist prepares the Standards and Blanks and Twin list using the CoreMap and Quicklog to insert some of the Blanks (after high grade intervals for example) and standards, which are mostly randomly inserted.  The core is sawed.

11)
The core is sampled.  The sample Blanks are inserted in the sample stream with a normal sequence sample number in the Core Shed. Core marked for twinning is quarter sawed and each quarter sampled and included in its own separate sample bag in the normal sample sequence for analysis.

12)	The core samples are bagged in rice bags for ALS Chemex pickup at the core shed.

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13)
ALS Chemex is notified for sample pickup once each hole is completely sampled and there are a sufficient number of holes to fill their sample truck.  A rice bag tally sheet for each shipment is prepared for the project records for each shipment.

Once the samples are ready for transfer to ALS Chemex, a shipment is picked up by ALS Chemex and the following procedure completes the assaying of the samples.

1)	ALS Chemex takes custody of the samples and drives them to their Chihuahua labs for sample preparation. They ship the sample pulps to their Vancouver labs for analysis.

2)
ALS Chemex labs in Vancouver contacts Levon Resources Ltd when each shipment of sample pulps arrive.  Levon inserts the numbered Standards into the sample stream before the pulps are analyzed by ALSChemex.

3)	ALS Chemex emails the preliminary and final lab results to Levon and we compile them into the MasterDH and ALSChemexDH spreadsheet databases.

4)	ALS Chemex emails the final signed and scanned assay certificates, which are compiled.

The Cordero data base assays were run by ALS Chemex, an ISO-certified laboratory.  The sample preparation and assaying procedure is:

1)	Split core samples were prepared for assaying at the Chemex lab in Chihuahua by drying and crushing to 85% minus 10 mesh, followed by riffle-splitting and pulverizing to 95% minus 150 mesh.

2)
Assaying was performed at the Chemex lab in Vancouver, B.C.  Gold analyses were performed by 30-gram fire assay with AA (atomic absorption) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (ICP) package using a four-acid digestion with over-limit results reanalyzed using ICP-AES (atomic emission spectroscopy).

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12.0	DATA VERIFICATION

The Cordero database is maintained by Levon in a set of excel spreadsheets which are updated as new information is available, either from site or from ALS Chemex which is the principal assay laboratory for the Cordero project.  During the course of IMC’s involvement with the project, Levon forwards its master assay file to IMC for use.  IMC does internal checks on the database as it converts it into the IMC database software. Inconsistencies are flagged and brought to the attention of Levon for correction.  As mentioned in Section 11, the assay certificates are provided to Levon electronically for incorporation into the database.  To date, IMC has not checked the transfer of original certificate data from ALS Chemex to the Levon database.  IMC has reviewed the data handling procedures and the quality assurance and quality control (QA/QC) procedures being used by Levon for its Cordero project and finds them to be within currently acceptable standards.

The Cordero data base assays were run by ALS Chemex, an ISO-certified laboratory.  Split core samples were prepared for assaying at the Chemex lab in Chihuahua by drying and crushing to 85% minus 10 mesh, followed by riffle-splitting and pulverizing to 95% minus 150 mesh. Assaying was performed at the Chemex lab in Vancouver, B.C.  Gold analyses were performed by 30-gram fire assay with AA (atomic absorption) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (ICP) package using a four-acid digestion with over-limit results reanalyzed using ICP-AES (atomic emission spectroscopy).

12.1	Levon QA/QC Protocol

In accordance with its QA/QC protocol Levon inserted standards, blanks and duplicates approximately every 20th sample during the assaying program. The duplicate assays, which were run on quarter-core splits, confirm that core-splitting procedures are not biasing the assay results and the standard and blank assays show no significant divergences from recommended or expected values.

Levon also shipped every twentieth reject sample to Activation Laboratories (ActLabs), also an ISO-certified laboratory, for check assaying. ActLabs prepared and assayed fresh pulps from these rejects, so the results act as an independent check on both Chemex's sample preparation and assaying procedures. Sample preparation was performed at ActLabs in Chihuahua and assaying at ActLabs in Vancouver. ActLabs prepared the samples using substantially the same industry-standard procedures as Chemex. Gold assays were fire with AA finish, and silver, lead and zinc were estimated using ICP-OES (inductively-coupled plasma – optical emission spectrometry).

For the check assays by ActLabs, IMC received the assay certificates directly, which indirectly provides a check on the original assay certificates provided by Chemex to Levon.

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12.2	Previous Data Verification

IMC reviewed the check assay data for holes C09-1 through C10-77 as part of its work for the development of the June 2011 mineral resource and documented in its technical report titled “Cordero Project Mineral Resource, Chihuahua, Mexico Technical Report”, dated July 2011. The results of that work is that IMC found the Cordero data base for gold, silver, lead and zinc assays through hole C10-77 verifiable in accordance with industry standards.

12.3	QA/QC Review of Holes C11-77 through C12-202

This report addresses the 2011-2012 QAQC results, which cover samples from drillholes C11- 162 through C12-202. It also includes the results of the Activation Laboratories (Actlab) check assays run on samples from drillholes C11-78 through C11-161, which were not available for inclusion in the IMC NI43-101 Technical Report dated July 2011.

12.3.1	Assays on Standard Samples

The data base supplied to IMC listed 377 assays run on standards and the results are summarized in Table 12-1. Assaying methods are AR-ICP = aqua regia digestion – inductively coupled plasma, OES-ICP = optical emission spectrometry – inductively coupled plasma and FA-AA = fire assay with atomic absorption finish.

There is an acceptably close match between the ALS assay means and certified or expected standard grades in all cases except for silver standards GXR-1 and GXR-4, where the ALS grades are 9% and 11% lower respectively than the certified grades, and standard GXR-6, where it is suspected that the 74% difference is caused by the fact that the certified grade of this standard is actually 0.31 g/t, not 1.3 g/t as listed in the Levon spreadsheets.

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Table 12-1   Summary of Standard Assay Results, 2011 – 2012 Drilling
	Standard	Certified Grade	Assaying Method	No. of Assays	Mean	Standard Deviation	Mean/Cert Grade, %
Silver ppm	OREAS 13b	0.86	AR-ICP	7	0.84	0.05	-2
	GXR-6	1.3	AR-ICP	13	0.31	0.07	-76
	GXR-4	4	AR-ICP	25	3.5	0.2	-11
	GXR-1	31	AR-ICP	25	28	1.5	-9
	CZN-3	45	ICP-OES	12	44	1	-2
	MP-1b	47	AR-ICP	12	46	1	-2
	MP-1b	47	ICP-OES	12	49	1	5
	PTC-1a	56	AR-ICP	12	55	1.5	-1
	CCu-1d	121	ICP-OES	8	119	2	-1
	KC-1A	1,670	ICP-OES	8	1,703	19	2
Lead	CZN-3	0.113	ICP-OES	12	0.108	0.002	-4
%	CCu-1d	0.262	ICP-OES	8	0.26	0.004	-1
	MP-1b	2.091	ICP-OES	4	2.113	0.025	1
	KC-1A	2.24	ICP-OES	9	2.24	0.01	0
	CPB-1	64.7	ICP-OES	9	64.8	0.2	0
	CPB-2	63.52	ICP-OES	7	63.87	0.71	1
Zinc	OREAS 13b	0	ICP-OES	4	0.02	0.01	NA
%	PTC-1a	0.05	ICP-OES	13	0.05	0	6
	CCu-1d	2.63	ICP-OES	8	2.63	0.02	0
	CCU-1C	3.99	ICP-OES	8	3.99	0.01	0
	CPB-1	4.42	ICP-OES	9	4.39	0.05	-1
	CPB-2	6.04	ICP-OES	7	6.03	0.1	0
	MP-1b	16.67	ICP-OES	4	17.1	0.49	3
	KC-1A	34.6	ICP-OES	9	35.1	0.4	1
	CZN-3	50.9	ICP-OES	13	51.3	0.5	1
Gold ppb	CDN-GS-P2	214	FA-AA	58	21	10	3
	CDN-CGS-23	218	FA-AA	8	205	14	-6
	CDN-GS-P4A	438	FA-AA	8	429	16	-2
	CDN-GS-1F	1,160	FA-AA	52	1,219	69	5

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These results provide no evidence to suggest that the ALS assaying procedures are suspect. However, IMC has the following comments:

1.
During the previous assaying program a standard was inserted approximately once every tenth sample. However, if 373 assays represents the total number of standard assays run during the 2011-2012 assaying program then standards were inserted only once every38th sample (377 out of 14,498 assayed samples).

2.	Assays were run on fifteen different standards with an average of only 13 assays run on each standard.

3.
There are four high- or very-high-grade lead standards and seven high- or very-high- grade zinc standards, but there are only two lead standards (and no zinc standards) with grades in the 0.X% ranges that are characteristic of the Cordero deposit.

4.	The fact that the large discrepancy between measured and certified grades in Standard GXR-6 has apparently gone unnoticed indicates that standard assay results are not being routinely checked.

12.3.2	Assays on Blank Samples:

The data base supplied to IMC listed 216 assays run on blanks, and the results are summarized in Table 12-2. These results also provide no indication of contamination, but if this represents the total number of blank assays run during the 2011-2012 assaying then blanks were inserted only once every 69th sample (216 out of 14,498 assayed samples):

Table 12-2 Summary of Blank Assay Results, 2011 – 2012 Drilling

	Silver ppm		Lead %	Zinc %	Gold ppb
	AR-ICP	ICP-OES	ICP-OES	ICP-OES	FA-AA
Number of assays	50	89	89	89	76
At or Below Detection Limit	50	89	80	88	76
Percent at or Below D.L.	100	100	90	99	100

The above-detection limit assays on lead blanks ranged from 0.002 to 0.008%.

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12.3.3	Actlabs Check Assays

During the 2011-2012 assaying program approximately every 19th reject sample (747 out of 19,498) was shipped to Activation Laboratories (ActLabs), also an ISO-certified laboratory, for check assaying. ActLabs prepared and assayed fresh pulps from these rejects, so the results act as an independent check on both ALS Chemex's sample preparation and assaying procedures.

Sample preparation was performed at ActLabs in Chihuahua and assaying at ActLabs in Vancouver. ActLabs prepared the samples using substantially the same industry-standard procedures as Chemex, with silver, lead and zinc estimated using ICP-OES (inductively-coupled plasma – optical emission spectrometry).

The results of the 2011-2012 silver, lead and zinc check assays, which cover samples from holes C11-162 to C12-202, are summarized in Table 12-3 and in Figures 12-1 through 12-44. Gold is not included because it is not considered a payable metal at this time.

Table 12-3    2011-2012 Check Assay Results, Holes C11-162 to C12-202

	No. of Checks	ALS Mean	ActLabs Mean	ALS/Actlabs, %
Silver	747	3.78	3.50	+8.3
Lead	747	0.054	0.056	-2.5
Zinc	747	0.130	0.124	+4.2

Mean lead and zinc grades zinc compare within +-5% and the lead and zinc XY scatterplots (Figures 12-2 and 12-3) show an even distribution of points around the 1:1 line. The ALS mean silver grade is 8% higher than the ActLabs mean, but the Figure 12-1 XY plot shows a tendency for points to cluster on the ALS side of the 1:1 line only at grades higher than 100 g/t and the linear regression line on the Figure 12-4 QQ plot shows that ALS is unbiased relative to ActLabs for the 98% of the data below 25g/t silver. These results suggest that ALS may be biased high for silver in the high-grade ranges, but this seems unlikely given that the assays run by ALS on seven silver standards with grades higher than 30 g/t show grades that are usually within a percent or two of the certified standard grade (Table 12-1).

Table 12-4 summarizes the check assay results for samples from holes C11-78 through C11-161, which were not available to IMC at the time the July 2011 NI43-101 Technical Report was submitted. The XY plots are shown in Figures 12-5 through 12-7. The ALS silver mean is again higher than ActLabs silver mean, but in this case only by 5%, and the difference decreases to 3% when the two high-grade outlier points (Figure 12-5) are discarded. There are no significant differences for lead and zinc.

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Table 12-4      2011 Check Assay Results, Holes C11-78 to C11-162

	No. of Checks	ALS Mean	ActLabs Mean	ALS/Actlabs, %
Silver	891	7.19	6.84	+5.1
Lead	891	0.085	0.085	0
Zinc	891	0.203	0.200	+1.8

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Figure 1: ALS Original vs. ActLabs Check Assays, Holes C11-162 to C12-202, Silver

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Figure 12-2: ALS Original vs. ActLabs Check Assays, Holes C11-162 to C12-202, Lead

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Figure 12-3: ALS Original vs. ActLabs Check Assays, Holes C11-162 to C12-202, Zinc

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F1gure 12-4  ALS Q1g1nal vs  ActLabs Check Assays, Holes C11-162 to C12-202, Silver

QQ-plot, 98% of Data

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Figure 12-5: ALS Original vs. ActLabs Check Assays, Holes C11-78 to C12-161, Silver

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Figure 12-6: ALS Original vs. ActLabs Check Assays, Holes C11-78 to C12-161, Lead

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F1gure 12-7  ALS Ongmal  vs  ActLabs Check Assays, Holes C11-78 to C12-161, Zmc

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The Cordero Project will process sulfide ore, to produce a high value lead concentrate containing lead and most of the silver in the ore and zinc concentrate containing zinc and some precious metals, using selective flotation technology. The concentrates produced at the concentrator facility will be loaded into highway haulage trucks and transported to a concentrate smelter and metal refinery.

The following discussion is taken from Section 13 of the M3 report titled, “Cordero Project – NI 43-101 Preliminary Economic Assessment” dated March 12, 2012.  Additional detail can be found in that report.

This section describes the metallurgical testing program carried out for the scoping study which comprised;

•	Comminution (comparative bond work index testing and abrasion index) Testwork.

•	Mineralogy studies (modal analysis).

•	Selective Flotation tests to produce three concentrates (Pb/Ag concentrate, Zn concentrate, and pyrite concentrate)

In March 2011, M3, acting on behalf of Levon, contracted METCON Research (METCON) to conduct a preliminary flotation study on 12 composite samples from the Cordero Deposit in Chihuahua, Mexico

Drill core from 85, 2-meter intervals was shipped to METCON to prepare 12 composite samples for metallurgical testing.

The scope of work of the scoping flotation study for the Cordero Project included sample preparation, assays on head samples, Ball Mill Bond Work Index, Abrasion Index, grind calibration and rougher flotation to produce lead-silver concentrate, zinc concentrate and pyrite- gold concentrate.

Metallurgical test work carried out on the Cordero samples indicate that the deposit will be amenable to treatment by conventional flotation processing methods.  Comminution tests showed that the ore has average hardness and low abrasiveness and variability typical of a large porphyry system.  More than 90% of lead, silver and zinc were recovered to lead and zinc concentrates at the rougher stage. Only 40% of gold reported to the lead and zinc concentrates with 43% of the gold reporting to the pyrite concentrate. Concentrate upgrade using open-cycle cleaner flotation should be conducted to confirm whether similar high recoveries would be achievable at production level. Locked-cycle flotation will be carried out in the next stage of testing to define flotation parameters like reagent dosages, retention times and slurry percent solids.

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No mineral processing flowsheet work has been prepared although it is envisioned that the processing at Cordero would be by flotation to produce two concentrates: zinc and lead.

13.1	Metallurgical Conclusions

The following conclusions can be drawn from the selective rougher flotation tests conducted on composite samples from the Cordero Project.

•	Selective rougher flotation of lead-silver, zinc and pyrite-gold did work on most of the composite samples.

•	Lead recovery ranged from 98.47% to 35.53%. Composite 12 showed the highest lead recovery of 98.47%. Composite 7 showed the lowest lead recovery of 35.53%.

•	Silver recovery ranged from 94.95% to 35.05%. Composite 12 showed the highest silver recovery of 94.95%. Composite 7 showed the lowest silver recovery of 35.05%.

•	Zinc recovery ranged from 91.68% to 71.87%. Composite 11 showed the highest zinc recovery of 91.68%. Composite 2 showed the lowest zinc recovery of 71.87%.

•
Gold recovery ranged from 83.23% to 14.51%. Composite 4 showed the highest gold recovery of 83.23%. Composite 3 showed the lowest gold recovery of 14.51%. Lowest gold recovery in the pyrite concentrate was observed on Composites 2, 3, 5 and 9.

It can be concluded, from the results above, that the Cordero ore is amenable to selective flotation to produce a lead/silver concentrate and a zinc concentrate. The average lead and silver recoveries to the lead/silver concentrate are 93.56% and 84.02% respectively discarding the results for Composite 7 which did not float. The average zinc recovery was 80.56% into the zinc concentrate with 15% of zinc reporting to the lead concentrate.  Only half of the gold that floated reported to the pyrite concentrate with the balance reporting to the lead/silver and zinc concentrates. Since average gold head grade is only 0.15 g/t it may not be economical to produce a third concentrate for the Cordero ore.

The measured cadmium and antimony distributions in the selective rougher flotation concentrates are presented below.

•	Cadmium reported to the zinc rougher concentrate on Composites 1, 2, 3, 5, 6, 8, 9, 10,11 and 12. It ranged from 89.42% (2,240 ppm) to 71.79% (374 ppm).

•	Antimony reported to Pb-Ag rougher concentrate on Composites 1, 2, 3, 5, 6, 7, 8, 9, 10 and 11. It ranged 90.54% (17,930 ppm) to 50.32% (559 ppm).

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The distribution of cadmium and antimony show that cadmium is associated with sphalerite while antimony is associated with galena. Only two composite samples had concentrates this were over the penalty levels of 2500 ppm for cadmium and 5000 ppm for antimony, Composite 6 with 3462 ppm and composite 12 of 17,930 ppm.

The following comments relate to the grind size series conducted on Composite 3 to evaluate the impact on metals recoveries.

The metallurgical tests run on composites #3, #4 and#10 at grind sizes of 74 microns, 125 micron and 177 microns  showed that grind size did impact metals recovery a grind size of approximately 74 micron provided the highest metals recovery. The impact of grind size on recovery between 125 micron and 74 microns was minimal especially for lead and silver. The impact on zinc and gold was significant especially for Composite 10.

The impact of carbon on recoveries was not clear since only Composite 7 had very low recoveries among the four composites with high carbon content. It was however clear that the composites with high carbon content consumed more reagents especially frother.

July 2012
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June 2012 Mineral Resource Update	14-1

14.0	MINERAL RESOURCE ESTIMATE

The Cordero mineral resource is based on results from 206 drill holes encompassing 97,769 m of core drilling. The resource is within an open pit geometry generated by a floating cone algorithm using metal prices and recoveries of:  Lead, $1.00/lb and 70% recovery; Zinc, $1.00/lb and 70% recovery; Silver, $25.00/oz with 60% recovery to a lead concentrate and 15% recovery to a zinc concentrate. The current mineral resource is an update to the June 2011 mineral resource and these are compared in Table 14-1 using a $6.00 per tonne net smelter return ($6.00/t NSR) cutoff grade. The currently mineral resource used the same resource block model limits as used for the June 2011 estimate and thus did not incorporate deeper mineralization which could become part of the mineral resource the block model limits are expanded. There is drilling outside of the resource model to the northeast which is also not included at this time. The block model limits will be expanded for the next resource update.

Table 14-1     June 2012 Mineral Resource Estimate Compared to June 2011 Mineral Resource Using a $6.00/t NSR Cutoff

							Contained Metal
		Combined Areas (above cutoff)					Silver	Gold	Lead	Zinc
Resource	Resource	Million					Million	Million	Billion	Billion
Date	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	ounces	ounces	Pounds	Pounds
June	Indicated	521.56	18.54	0.054	0.25	0.46	310.9	0.908	2.9	5.3
2011	Inferred	200.85	21.66	0.035	0.27	0.49	139.9	0.229	1.2	2.2
June	Indicated	547.7	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
2012	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
Resource	Resource	Million					Million
Date	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %
June	Indicated	293.23	20.04	0.073	0.26	0.44	228.33	16.61	0.03	0.24	0.49
2011	Inferred	32.44	19.54	0.048	0.27	0.56	168.41	22.07	0.033	0.27	0.47
June	Indicated	276.3	21.94	0.074	0.29	0.49	271.4	19.37	0.033	0.26	0.53
2012	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

14.1	Drilling and Assaying

The Cordero data base supplied to IMC included gold, silver, lead and zinc assays from 233 drillholes aggregating 106,827m and containing 51,050 assay intervals, representing a total addition of 73 drillholes aggregating 37,974m since the July, 2011 Cordero Technical Report was issued. Of these 233 holes, 203 (97,769m of drilling) are within the resource block model limits. Drilling and assaying statistics for the total data base are summarized in Table 14-2.

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Table 14-2    Drilling and Assaying Statistics

	Assay intervals	No. Assayed	Drilled length,m	Assayed Length,m	% Complete
Gold	51,050	50,860	106,827	101,578	95.1
Silver	51,050	50,860	106,827	101,578	95.1
Lead	50,903	50,860	106,827	101,578	95.1
Zinc	50,903	50,860	106,827	101,578	95.1

The assay interval was a constant 2m except at the bottom of the hole, where intervals are shorter. The 5% of intervals that are unassayed are mostly in alluvial or oxidized material in the top few meters of the drillhole where no sample was recovered.

Drillhole locations are shown in Figure 10-1. Most drillholes are angled north or south, with drill spacing ranging from an average of about 50m in the Pozo de Plata area in the southwestern part of the deposit to an average of between 100m and 200m elsewhere. All drillholes are HQ core except for a few that were reduced to NQ at depth.

14.2	Assay and Composite Statistics

Grade statistics for the Cordero assay data are summarized in Table 14-3.

Table 14-3Assay Grade Statistics

	No. assays	Mean	St. Deviation	Maximum	Minimum
Gold (g/t)	50,860	0.03	0.139	10.0	0.0025
Silver (g/t)	50,860	7.82	32.8	1,500	0.1
Lead (%)	50,860	0.103	0.443	20.0	0.001
Zinc (%)	50,860	0.211	0.667	30.0	0.001

Assays were composited into 10m bench composites to match the bench height in the model, and 10m bench composite statistics are shown in Table 14-4. Maxima and standard deviations decrease but mean grades remain substantially the same because of the constant 2m assay interval.

Table 14-4      10m Bench Composite Grade Statistics

	No. assays	Mean	St. Deviation	Maximum	Minimum
Gold (g/t)	9,164	0.033	0.093	3.05	0.0025
Silver (g/t)	9,164	7.83	21.38	624.6	0.1
Lead (%)	9,164	0.103	0.304	9.93	0.001
Zinc (%)	9,164	0.212	0.476	17.40	0.001

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Figure 14-1 shows log-transformed probability plots of gold, silver, lead and zinc 10m composites. Grade distributions are lognormal with no indications of high-grade outlier populations.

Grade caps were applied to five composites that showed anomalously high grades before grades were estimated in the model. These were:

Lead:	C10-31: 203.13 to 215.19,	9.93%,	Capped at 5%
	C11-141: 471.04 to 481.05,	9.31%,	Capped at 5%
Zinc:	C11-141: 471.04 to 481.05,	17.40%,	Capped at 7%
	C11-105: 348.94 to 361.12,	8.89%,	Capped at 7%
	C11-136: 309.83 to 319.84,	7.56%,	Capped at 6%

These caps reduced composite mean grades by 1.0% for lead and 0.7% for zinc. No caps were applied to gold or silver composites.

ALL MINERALS
.01 .05 .1 .2 .5 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.5 99.8 99.9 99.99
300.0 200.0
40.00 30.00 20.00
4.000 3.000 2.000
.4000 .3000 .2000
.0400 .0300 .0200
.0040 .0030 .0020
.0004 .0003 .0002 .0001

Figure 14-1, Log-Transformed Probability Plots of Grade Distribution, 10m Composites
Blue = Silver (g/t), Black = Gold (g/t), Green = Lead (%), Red = Zinc (%)

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14.3	Distribution of Mineralization, Variograms, Geology

Figure 14-2 is a plot of the recovered value times thickness product above a $5 recovered value per tonne cutoff using 10m composite silver, lead and zinc grades and Levon's metal price and recovery assumptions:

Silver recovery = 75% and Silver price = $25/oz
Lead recovery = 70% and Lead price = $1.00/lb
Zinc recovery = 70% and Zinc price = $1.00/lb
Gold is not considered a payable metal at this time.

Figure 14-2 shows that mineralization is extensive and not cut off in a number of directions and the mineralization has no obvious preferred orientation. However, there is now a suggestion that the best mineralization occurs in a broadly annular zone surrounding the Cordero Felsic Dome, which is in the approximate center of the drilled area. (In this report grades are analogued by recovered values on grade plans and sections for brevity. Gold, silver, lead and zinc grade plans and sections are available on request.)

Figure 14-3 is a plot of 10m composite recovered values along a north-south (NS) section at 442600E in Pozo de Plata and Figure 14-4 is a NS section 443400 in the Porphyry Zone, shows that the mineralization is also quite erratic on the local scale and that mineralization is generally less continuous and also deeper in the Porphyry zone than in Pozo de Plata.

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Figure 14-2 Recovered Value x Thickness above $5 Recovered Value Cutoff, 10m Composites, Dollar-Meters

Blue<500, Green 500-1,000, Orange 1,000-2000, Red 2,000-5000, Pink 5,000-10,000, Black>10,000

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Figure 14-3: Recovered Value, USD, 10m Composites
Section 442600E, Pozo de Plata

Blue<5, Green 5-10, Orange 10-20, Red 20-50, Pink >50

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Figure 14-4: Recovered Value, USD, 10m Composites
Section 443,400E, Porphyry Zone
Blue<5, Green 5-10, Orange 10-20, Red 20-50, Pink >50

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The intervals in the data base supplied to IMC were coded for lithology, and Table 14-5 summarizes mean grades and recovered values by major lithologic unit. (The diatremes include the limestone-dominated, rhyolite-dominated and dacite-dominated units, the dacites include dacite porphyry breccia dikes, dacite contact breccias, dacite intrusions and dacite undifferentiated and the rhyolites include rhyolite porphyry breccia dikes and rhyolite undifferentiated.)

Table 14-5   Mean Grades by Major Lithologic Unit, 10m Composites

Lithology	No. 10m comps	Au g/t	Ag g/t	Pb %	Zn %	Recovered value $
Diatremes	1,134	0.096	17.0	0.238	0.316	18.76
Rhyolites	631	0.614	13.5	0.181	0.243	14.65
Dacites	2,184	0.031	8.5	0.109	0.203	9.92
Limestone	4,191	0.016	4.7	0.062	0.195	6.78
Granodiorite	887	0.027	5.2	0.057	0.149	6.30
Others	137	0.027	6.9	0.073	0.268	9.37

The differences in mean grade between the major lithologic units are statistically large enough to justify using the contacts between them as hard boundaries in grade estimation, but these contacts were not used as hard boundaries because the units themselves are often not definable as coherent shapes at the 25 x 25 x 10m model block scale (there are 832 separate diatreme intercepts in the drillholes and the average intercept length is only 16m). In addition, a model run using the diatreme contacts as hard boundaries did not result in any appreciable change in model tons or grades, as discussed in the next Section.

Figure 14-5 is a log-transformed probability plot showing net value distributions in the five main lithologic units (the silver, lead and zinc plots are very similar). Grade distribution is lognormal in each unit.

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RECOVERED VALUE, $
CUMULATIVE FREQUENCY
DIATREME
DACITE
RHYOLITE
GDIORITE
LIMESTN
.01
.05
.1
.2
.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.8
99.9
99.99
1000.
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
.9000
.8000
.7000
.6000
.5000
.4000
.3000
.2000
.1000

Figure 14-5: Log-Transformed Probability Plots of Recovered Value Distribution in Major
Lithologic Units, 10m Composites

Suites of variograms run on 10m composites showed ranges of generally around 200m in the horizontal and vertical directions and variable nuggets and sills. North-south ranges were generally longer than east-west ranges, but this is probably an artifact of sample spacing (holes angled north and south generate a higher sample density in the north-south direction.) The omnidirectional silver, lead, zinc and net value variograms are shown in Figure 14-6. The silver variogram has a range of 240m, the lead variogram a range of 220m, the zinc variogram a range of 180m and the recovered value variogram a range of 220m.

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Gamma(h) From Modified Covariance
* variogram analysis of : agcomb
data transformation : none
log option : 1 class size 50.
file/variogram number : vgcov.avg 3
azimuth .0 direction North
dip angle 90.0 mean 7.8300
horizontal window 90.0 variance 457.0000
vertical window 90.0 no. of samples 9164
spherical: c .1670E+03 range .2400E+03
nugget .2900E+03 sill .4570E+03
500.
400.
300.
200.
100.
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Silver

Gamma(h) From Modified Covariance
* variogram analysis of : pbcomb
data transformation : none
log option : 1 class size 50.
file/variogram number : vgcov.avg 25
azimuth .0 direction North
dip angle 90.0 mean .1030
horizontal window 90.0 variance .0926
vertical window 90.0 no. of samples 9164
spherical: c .4260E-01 range .2200E+03
nugget .5000E-01 sill .9260E-01
.10
.08
.06
.04
.02
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Lead

Gamma(h) From Modified Covariance
* variogram analysis of : zncomb
data transformation : none
log option : 1 class size 50.
file/variogram number : vgcov.avg 35
azimuth .0 direction North
dip angle 90.0 mean .2120
horizontal window 90.0 variance .2270
vertical window 90.0 no. of samples 9164
spherical: c .6700E-01 range .1800E+03
nugget .1600E+00 sill .2270E+00
.25
.20
.15
.10
.05
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Zinc

Gamma(h) From Modified Covariance
* variogram analysis of : nerval
data transformation : none
log option : 1 class size 50.
file/variogram number : vgcovner.avg 3
azimuth .0 direction North
dip angle 90.0 mean 9.5400
horizontal window 90.0 variance 519.0000
vertical window 90.0 no. of samples 9164
spherical: c .1890E+03 range .2200E+03
nugget .3300E+03 sill .5190E+03
600.
500.
400.
300.
200.
100.
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Recovered Value

Figure 14-6: Omnidirectional Covariance Variograms

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14.4	Model Grade Estimation

The IMC block model covers the area from 3013200N to 3015800N, from 441800E to 444200E and from 1000 to 1640 elevation. With a block size of 25 x 25 x 10m (vertical) it contains 104 rows, 96 columns and 65 tiers for a total of 648,960 blocks.

Oxidation in the Cordero deposit is present only in near-surface zones and no significant thickness of alluvium has been identified. All of the blocks in the model are therefore treated as sulfide material.

Grades in the model were estimated by inverse distance to the sixth power (ID6) applied separately to 10m gold, silver, lead and zinc composites using a minimum/maximum of 2/12 composites and a 150m spherical search. The spherical search is appropriate in light of the isotropic variography and poddy and erratic mineralization, and the 150m search represents 63%, 68% and 83% respectively of the ranges of the silver, lead and zinc variograms shown in Figure 14-6.

ID6 was used because IMC's experience in properties where mined-model comparisons are available shows that a higher-power inverse distance operator is usually needed to match the model grade distribution to the blast hole grade distribution, and that the blast hole grade distribution is usually best matched when ID “splits the difference” between ordinary kriging (OK), which overstates tons and understates grade, and nearest-neighbor polygons (NNP), which understate tons and overstate grade. Figure 14-7 illustrates how ID6 “splits the difference” between OK and NNP at Cordero.

Figure 14-7: Recovered Value Distribution in Model Blocks
Black = Ordinary Kriging, Red = Nearest-Neighbor Polygon, Blue = Inverse Distance ^ 6

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The results of the ID6 model are summarized in Figure 14-8 and 14-9, which plots recovered values in model blocks along NS sections 442600E and 443,400E (the 10m drillhole composite grades for these sections are shown in Figures 14-3 and 14-4) and in Figure 14-10 which is a plan map showing recovered value x thickness products in model blocks classified as indicated above a $5 recovered value cutoff (drillhole composite recovery x thickness data are shown in Figure 14-2).

Two models were run to check the sensitivity of tonnage and grade estimates to modeling approach. The first model used the same ordinary-kriging and flat search approach as was used to construct the July, 2011 model. The second repeated the ID6 run but with the contact between the diatremes and the other units used as a hard boundary. These models are compared with the ID6 model in Table 14-6.

Table 14-6    ID6 Model Versus Check Models

Check Model	Million Tons	Rec. Value $	Total Value $
Ordinary Kriged, 150x150x50m, $5 Recovered Value Cutoff	1,990	14.61	29,073
ID6	1,984	15.03	29,820
ID6/Check, %	-0.3	+2.9	+2.6
ID6, Diatreme Hard Boundary, 150m Spherical, Indicated Only, $6 Recovered Value Cutoff	1,111	18.29	20,320
ID6	1,132	17.97	20,342
ID6/Check, %	+1.9	-1.8	+0.1

The tonnes, grades and total recovered values change by only a few percent, indicating that model tonnages and grades are not highly sensitive to modeling approach.

The geology model that was used to define the diatreme boundaries was constructed by IMC using a 150m spherical polygon search applied to the lithology codes in the 10m composites. The results of this model are illustrated in Figure 14-11, which is a plan map showing model block lithology codes on the 1400 bench.

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Figure 14-8: Recovered Value, USD, 10m Composites
Section 442600E, Pozo de Plata
Blue<5, Green 5-10, Orange 10-20, Red 20-50, Pink >50

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Figure 14-9: Recovered Value, USD, 10m Composites
Section 443,400E, Porphyry Zone
Blue<5, Green 5-10, Orange 10-20, Red 20-50, Pink >50

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Figure 14-10: Recovered Value x Thickness above $5 Recovered Value Cutoff, Model, Indicated
Blocks Only, Dollar-Meters
Blue<500, Green 500-1,000, Orange 1,000-2000, Red 2,000-5000, Pink 5,000-10,000, Black>10,000

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Figure 14-11: IMC Geology Model, 1400 Bench
Green=Diatreme, Orange=Dacite, Red=Rhyolite, Pink=Granodiorite, Blue=Limestone, Light Blue=Other

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14.5	Definition of Indicated and Inferred Material

Model blocks were classified as indicated if there were three or more holes within the 150 spherical search ellipse and as inferred if there were fewer than three. Figure 14-12, which is a model block plan showing indicated and inferred blocks on the 1400 bench, shows that this gave an indicated-inferred distribution that is visually reasonable relative to the drillhole coverage (Figure 10-1), with indicated blocks located dominantly inside the drilling pattern and inferred blocks located in an annulus surrounding it.

The three-minimum-hole criterion is also supported by kriging variance estimates obtained from a kriging run performed on recovered values. Kriging variances, which are a measure of the uncertainty in the block grade estimates, are plotted against the number of assayed holes within the search ellipse in Figure 14-13. Variances increase only slowly as the number of holes decreases from nine to three but with fewer than three holes they begin to increase more rapidly. This inflection confirms that the three-hole minimum is a reasonable statistical threshold for segregating inferred from indicated blocks.

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Figure 14-12: Indicated (Orange) and Inferred (Green) Model Blocks, 1400 Bench

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Figure 14-13: Kriging Variance in Model Blocks Versus Number of Holes in Search

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14.6	Tonnage Estimation

Mean specific gravities in different lithologic units were estimated from the results of 712 specific gravity measurements on core samples (18 other measurements were rejected as outliers). These mean densities were then applied to the block lithology codings in the IMC geologic model and converted to kilotonnes/block. The specific gravity and kilotonne assignments are summarized in Table 14-7.

Table 14-7    Specific Gravity and Tonnage Assignments

Lithologic Unit	No. Readings	Mean s.g.	Ktonnes/block
Limestone Dominated Diatreme	11	2.71	16.93
Rhyolite Dominated Diatreme	11	2.57	16.06
Dacite Dominated Diatreme	49	2.55	15.94
Dacite Porphyry Breccia	234	2.55	15.94
Dacite Intrusive Breccia	44	2.60	16.25
Dacite Undifferentiated	0	2.56 (assumed)	16.00
Rhyolite Porphyry Breccia	15	2.40	15.00
Rhyolite Undifferentiated	12	2.56	16.00
Granodiorite	128	2.69	16.81
Limestone	198	2.80	17.50
Fault	10	2.54	15.88
Alluvium	0	2.00 (assumed)	12.50
Unassigned	0	2.65 (assumed)	16.56

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14.7	Mineral Resource Tabulations

The Cordero Mineral Resource is contained within an open pit geometry defined by a floating cone algorithm which used the inputs from a NSR calculation shown in Table 14-8 and costs for the floating cone algorithm shown below:

•	Process cost (flotation mill @ 40,000 tpd) = $5.50/t milled

•	G&A cost = $0.50/t milled

•	Mining = $1.25 per tonne mined plus an additional $0.015/t per bench below1540 elevation (to account for the extra cost from depth)

A 40 degree overall slope angle was use for the cone geometry.

The metal prices, costs and recoveries shown above have been used to assign an NSR value to the individual blocks in the model and to define a possible open pit geometry for the tabulation of the mineral resource. The economics are a first estimates based on other properties and are not intended to lead the reader to believe that Cordero is an economically viable project at this time. The inputs were used to provide a basis for tabulating the mineral resource which would have a reasonable potential of extraction.

As mentioned in Section 4 of this report, the Aida claim sets within the Cordero claim block and negotiations are in progress for Levon to acquire the Aida claim.  For the purpose of reporting the mineral resource at this time within the Levon claims, the floating cone crossed into the Aida for waste mining, but no mineral resource is estimated within the Aida claim for this tabulation.

Within the floating cone shell the mineral resource is tabulated at the $6.00/t NSR cutoff which covers the process and G&A costs often referred to as the internal cutoff grade. The tonnages are included in Table 14-9, split between the Pozo de Plata and Porphyry zones. Table 14-10 shows the mineral resources at higher NSR cutoffs in the two zones.

As mention at the beginning of Section 14, there is mineralization below and outside of the current resource block model which has the potential to add to the mineral resource. These areas of mineralization will be incorporated in a future mineral resource update.

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Table 14-8    Inputs to NSR Calculations

	Zinc Concentrate	Lead Concentrate
Mill Recovery
Lead	0%	70%
Zinc	70%	0%
Silver	15%	60%
Gold	0%	0%

Concentrate Grade
Lead		55%
Zinc	50%
Moisture Content	8%	8%

Payable Metal Terms
Zn & PB in concentrate	85%	95%
Minimum Deduction (% of concentrate grade)	8%	3%
Silver Payable Metal (%)	70%	95%
Silver Deduction (oz/dmt of concentrate)	3.50	1.61

Concentrate Transportation & Smelter Terms
Concentrate Transportation ($/wmt)	$165.00	$165.00
Smelter Treatment Charges ($/dmt)	$170.00	$145.00
Price participation, above $1000/T concentrate	10%	8%
Price participation, below $1000/T concentrate	10%	5%
Silver Refining Charge ($/payable oz)	$0.00	$0.72

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Table 14-9  Cordero Mineral Resource
Contained Metal
		Combined Areas (above cut off)					Silver	Gold	Lead	Zinc
Resource	Resource	Million					Million	Million	Billion	Billion
Date	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn,%	ounces	ounces	Pounds	Pounds

June 2011	Indicated Inferred	521.56 200.85	18.54 21.66	0.054 0.035	0.25 0.27	0.46 0.49	310.9 139.9	0.908 0.229	2.9 1.2	5.3 2.2

June 2012	Indicated Inferred	547.70 134.33	20.67 21.12	0.054 0.035	0.27 0.23	0.51 0.41	363.9 91.2	0.945 0.152	3.3 0.7	6.1 1.2

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
Resource	Resource	Million					Million
Date	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %

June 2011	Indicated Inferred	293.23 32.44	20.04 19.54	0.073 0.048	0.26 0.27	0.44 0.56	228.33 168.41	16.61 22.07	0.030 0.033	0.24 0.27	0.49 0.47

June 2012	Indicated Inferred	276.30 15.87	21.94 17.36	0.074 0.051	0.29 0.19	0.49 0.38	271.40 118.46	19.37 21.62	0.033 0.033	0.26 0.24	0.53 0.41

Table 14-10  Cordero Mineral Resource at Various NSR Cutoff Grades

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)					Combined Areas (above cutoff)
NSR	Resource	Million					Million					Million
Cutoff, $/t	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %

$6.00	Indicated Inferred	276.30 15.87	21.94 17.36	0.074 0.051	0.29 0.19	0.49 0.38	271.40 118.46	19.37 21.62	0.033 0.033	0.26 0.24	0.53 0.41	547.70 134.33	20.67 21.12	0.054 0.035	0.27 0.23	0.51 0.41

$10.00	Indicated Inferred	176.86 9.92	28.73 21.78	0.092 0.059	0.38 0.23	0.62 0.45	160.51 65.84	25.91 30.90	0.037 0.039	0.36 0.32	0.70 0.53	337.37 75.76	27.39 29.71	0.066 0.042	0.37 0.31	0.66 0.52

$15.00	Indicated Inferred	109.74 4.29	36.65 28.28	0.112 0.073	0.48 0.29	0.76 0.55	89.00 37.87	34.72 42.25	0.041 0.044	0.48 0.40	0.91 0.65	198.74 42.16	35.79 40.83	0.080 0.047	0.48 0.39	0.82 0.64

$20.00	Indicated Inferred	70.56 1.84	44.36 34.45	0.132 0.079	0.59 0.38	0.90 0.70	52.49 25.69	44.60 51.70	0.045 0.047	0.59 0.45	1.09 0.72	23.05 27.53	44.46 50.55	0.095 0.049	0.59 0.45	0.98 0.71

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	15-1

15.0	MINERAL RESERVE ESTIMATE

No mineral reserve has been developed for the Cordero project at this time.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	16-1

16.0	MINING METHODS

The March 2012 PEA mining plan is based on a previous mineral resource (June 2011) and the tonnages in the mining plan have not been updated to reflect the mineral resource shown in Section 14.  Highlights of the PEA mine plan is included below.

Mining of the Cordero deposit will be done by open pit methods utilizing a traditional drill, blast, load and haul sequence to deliver ore to the primary crusher and the waste to waste dumps located to the north and south of the proposed pits. The pit design is based on a 10 meter bench height to match the resource model bench height.  The mine plan calls for the delivery of 40,000 tonnes per day (tpd) of ore to the mill and during peak production about 110,000 tpd of total material (ore plus waste) will be mined.  The mine equipment fleet requirements are estimated to mine and deliver the ore and waste tonnages to the appropriate locations.  From the estimate of the mine fleet, an estimate of capital and operating costs was developed.

A four phase pit mining plan was developed and a production schedule from these phases is shown in Table 16-1.

Table 16-1  Mine Production Schedule

	Year ==>	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	TOTAL
	Units
NSR Cutoff Grade	($/t)	7.00	10.00	10.00	10.00	10.00	8.00	7.00	6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25
Total Ore:
Ore Ktonnes	(kt)	3,194	11,406	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	9,393	213,793
NSR	($/t)	19.29	18.34	17.64	19.73	19.60	18.56	17.24	14.23	14.70	15.36	15.70	15.76	14.28	14.63	13.92	15.64	16.39
Silver	(g/t)	33.51	30.03	26.85	28.95	28.15	25.83	22.69	18.60	19.34	20.82	21.20	20.48	17.79	18.22	17.28	17.03	22.40
Gold	(g/t)	0.042	0.075	0.087	0.108	0.121	0.132	0.129	0.114	0.047	0.031	0.031	0.029	0.033	0.028	0.024	0.041	0.069
Lead	(%)	0.106	0.167	0.217	0.279	0.290	0.291	0.328	0.274	0.258	0.275	0.275	0.273	0.276	0.261	0.219	0.237	0.261
Zinc	(%)	0.112	0.177	0.275	0.355	0.390	0.421	0.426	0.357	0.396	0.347	0.372	0.455	0.441	0.487	0.515	0.818	0.405
Total Material, Waste, W:0
Total Material	(kt)	10,000	40,000	40,000	40,000	40,000	40,000	38,833	28,665	25,174	25,343	27,779	23,701	22,867	21,830	22,834	13,667	460,693
Waste	(kt)	6,806	28,594	25,400	25,400	25,400	25,400	24,233	14,065	10,574	10,743	13,179	9,101	8,267	7,230	8,234	4,274	246,900
Waste:Ore Ratio	(none)	2.13	2.51	1.74	1.74	1.74	1.74	1.66	0.96	0.72	0.74	0.90	0.62	0.57	0.50	0.56	0.46	1.15

Ore Classification Split
Indicated		2,559	10,963	14,352	14,563	14,474	14,142	13,221	11,795	10,330	8,270	7,502	8,973	6,478	8,970	10,022	8,193	164,807
Inferred		635	443	248	37	126	458	1,379	2,805	4,270	6,330	7,098	5,627	8,122	5,630	4,578	1,200	48,986
Total		3,194	11,406	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	14,600	9,393	213,793

Percentage
Indicated		80.12%	96.12%	98.30%	99.75%	99.14%	96.86%	90.55%	80.79%	70.75%	56.64%	51.38%	61.46%	44.37%	61.44%	68.64%	87.22%	77.09%
Inferred		19.88%	3.88%	1.70%	0.25%	0.86%	3.14%	9.45%	19.21%	29.25%	43.36%	48.62%	38.54%	55.63%	38.56%	31.36%	12.78%	22.91%

Mine equipment requirements were calculated based on the annual mine production schedule, the mine work schedule, and equipment shift production estimates. The size and type of mining equipment is consistent with the size of the project, i.e. peak run-of-mine material movements of about 40 million tonnes per year.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	16-2

The mine equipment fleet calculations are based on two 12 hour shifts for 355 days per year (710 operating shifts). The number of pieces of equipment is based on the equipment productivity for projects of similar tonnage movements. Detailed equipment requirement calculations on a year by year basis have not been completed for this study.  An earlier mine production schedule used a higher total material rate for which the equipment sizes were selected.  When the mill rate and total tonnage rates were reduced, the number of mining units was reduced accordingly, but the size was not re-evaluated.  Two cable shovels and one large front end loader is excess capacity for the 40 million tonne per year operation, but the mining areas are spread out and mining occurs in multiple locations each year.  As this project is re-evaluated during a pre-Feasibility study, the size and number of loading units should be re-evaluated.  Hydraulic front shovels may be a better loading unit than cable shovels for this size of operation.

The truck haul routes or profiles were measured for years -1 through 5 and selected years after this period.  The truck cycles were simulated to determine the cycle times and tonnes hauled per truck shift and from this the number of operating trucks.  The reference to specific equipment vendors is intended only to reference the size of the equipment included for this PEA and is not intended to be a recommendation of a particular equipment vendor.

The major mine equipment consists of 12.25 inch (311 mm) blast hole drills, cable shovels (30 cubic meter bucket), front end loader (16 cubic meter bucket),  240 t haul trucks, plus major and minor support equipment. Year 6 is the year with the peak number of equipment units operating. After year 6, the total tonnage drops off by 28% in year 7 and 37% in year 8.  During years 7, 8 and 9 there is replacement of some of the initial equipment, but not a replacement of all equipment as the hours used per year by the overall fleet will drop off during the last half of the mine life.

Mine personnel includes all the salaried supervisory and staff people working in mine operations, maintenance, and engineering/geology departments, and the hourly people required to operate and maintain the drilling, blasting, loading, hauling, and mine support activities.  In general mining activities end once the ore is delivered to the crusher.

The mine operating and maintenance labor will operate on a four crew rotation with two on and two off during any operating day.  The estimates of personnel are based on similar size projects. The salaried staff includes supervision labor in operations and maintenance and the personnel in the engineering and geology departments.  The staff is between 35 and 40 people and includes the shift supervisors in both operations and maintenance.  The hourly personnel in mine operations could range from 90 to 110 people at the peak of operations and the mine maintenance range of personnel is in the 50 to 70 people depending on the maintenance philosophy adopted by the management (how much component replacement programs along with equipment dealer maintenance support is used).

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	17-1

17.0	RECOVERY METHODS

The March 2012 PEA described the potential recovery method which is summarized below. The following items summarize the process operations required to extract gold, silver, lead and zinc from the Cordero sulfide ore.

•    Size reduction of the ore by a primary crusher to reduce the ore size from run-of-mine (ROM) size of minus 900 millimeters (mm) to minus 150 mm.

•    Size reduction of the primary crushed ore by secondary and tertiary crushing to reduce the ore size from 150 mm to minus 10 mm.

•    Grinding crushed ore in a ball mill circuit to a size suitable for processing in a flotation circuit.  The ball mill will operate in closed circuit with cyclones to deliver an ore size of 80% passing 125 microns to the flotation circuit.

•    The flotation plant will consist of selective lead and zinc flotation circuits.  The flotation circuits will each consist of rougher flotation and cleaner flotation to produce a high value silver and lead concentrate and a lower value zinc concentrate with payable gold and silver values

•    Final lead concentrate will be thickened, filtered, and loaded in super sacs for shipment. Final  zinc concentrate will be also thickened, filtered and loaded in super sacs forshipment.

•    Flotation tailing will be thickened and deposited at the tailing impoundment area.

•    Water from tailing and concentrate dewatering will be recycled for reuse in the process. Plant water stream types include: process water, raw water, and potable water.

Storing, preparing, and distributing reagents used in the process. Reagents include collectors, promoters, activators, depressants, pH regulators and flocculant.

Preliminary General Arrangement drawings have been prepared to illustrate the prospective relationships between the mine, mill, infrastructure, and tailings storage facility and these are included in the PEA report.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	18-1

18.0	PROJECT INFRASTRUCTURE

The March 2012 PEA describes the current infrastructure and is repeated below.

There is presently very little infrastructure to support a major mining operation at the site. However, work is underway to establish roadways, water, power, and other infrastructure to support the operation.

18.1	Power Supply

A major power transmission corridor crosses the southeast corner of the claim block approximately 1.5 km from the proposed pit.  The existing transmission lines in this corridor do not have sufficient capacity to supply the planned operation according to CFE, the national power authority.  However, additional lines can be built from the Camargo II power plant near Santa Rosalia de Camargo, approximately 75 km to the northeast, utilizing the same corridor.

18.2	Roads

The site is presently accessed by a series of unpaved roads from federal Highway 24, approximately 11 km to the west-southwest.  Some of these roads are in flood-prone corridors and are unsuitable for mine construction or operation traffic.  A new all-weather road would need to be constructed to access the mine site from Highway 24.

18.3	Water Supply

The Cordero project lies within the Valle de Zaragoza aquifer, as designated by the National Water Commission (CONAGUA).  This aquifer system is in an unrestricted zone and not subject to a ban on groundwater extraction. The mine site is located approximately 2 km north of the Arroyo San Juan, and intermittent stream flowing through alluvial materials. The mine site is located in an area where the aquifer is entirely with the bedrock. Several mine shafts have penetrated the aquifer and produced so much water that deepening of the shafts had to be abandoned.  Studies of the aquifer near and around the mine site are presently underway with the objective of identifying sustainable water supplies of sufficient quantity to support the proposed mining operation.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	19-1

19.0	MARKET STUDIES AND CONTRACTS

The March 2012 PEA noted that this is a very early stage project and to date no market studies have been conducted, nor contracts signed for the sale of metal.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	20-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The March 2012 PEA is summarized below for these topics.

20.1	Environmental Studies

M3 conducted an environmental and socioeconomic study of the project area (M3, 2011).  The climate in the project area is characterized by a semidry or semiarid climate with summer rains and an annual average temperature of 19.4ºC.  Average annual rainfall for the zone is calculated at 473.33 mm and an average potential evaporation per year on the order of 2,100 mm. Rainfall in the study zone is characteristic of semi-arid subtropical areas with precipitation in the winter and summer seasons, similar to the major part of the north region of the country. Winter rainfall is typically frontal, caused by polar air masses that intrude upon the preexisting semi-tropical air masses. Summer rainfall is a combination between orographic and convection types due to the physiographic position.  Summer rains typically consist of high-intensity, short-duration showers.

Vegetation in the project area consists mainly of natural grasslands and micropyle desert scrub, growing in soils that are predominantly classified as eutric regosols and haptic xerosols.  This vegetation supports a faunal community dominated by reptiles, birds, mammals, and amphibians. Reptiles species are present in the greatest numbers due to their adaptability to the dry desert climate.  There are no declared or decreed natural protected areas within or bordering the projected zone for the development of the Cordero Project, nor in area of the projected power supply corridor.

The area of the Cordero Project is not within any Priority Terrestrial Area nor in an Area of Importance for Avian Conservation published or decreed at present by the Mexican government.

The Cordero Project lies within Priority Hydrological Region (RHP) No. 39, named “Cuenca Alta del Rio Conchos” (Upper Basin of Rio Conchos), found on the Sierra Tarahumara.

The results of the site visit, record review, and preliminary investigations have not revealed any issues that could be considered to be fatal flaws to the development of the proposed project. Additional follow-up/confirmation will be necessary as the specifics of the project are developed.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	20-2

20.2	Tailings and Waste Disposal

Locations for disposal of mine waste and tailings have been identified within the Cordero claim boundary.  These areas are located within close proximity to the proposed resource pits, but are in areas outside of the Cordero Belt in areas considered unlikely to host mineralization.  The waste dumps are located south and north of the proposed pit areas (Figure 16-5).

An area northwest of the proposed pits has been identified as a prospective location for a tailing storage facility (TSF).  Preliminary investigations indicate that the TSF can be constructed using cyclone sands separated from bulk tailings in an upstream raise type of construction on a starter dam composed of native soils or waste rock from pre-stripping.  The proposed location has sufficient capacity to store tailings from the portion of the resource that is the subject of this PEA.  Additional geotechnical testing and design work is necessary to further investigate the viability and costs associated with a TSF in this location.  Three other areas have been identified in the area which may also be suitable candidates for storage of mine tailings.

20.3	Permitting

Expanded environmental permitting is underway for the exploration phase of the project with the Chihuahuan state offices of Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT). These permits include exploration and land use change permits.  Other permits have been identified as being required prior to construction of the mine, processing plant, and access roads, as detailed in Sec. 20.6 of the March 2012 PEA..

20.4	Socioeconomics and Community

The project area is approximately 35 km north of the municipality of Hidalgo del Parral, which provides the socioeconomic framework for the entire area.   Hidalgo del Parral is the most important regional development center in the south of the state of Chihuahua with population of more than 103,500 in 112 communities.  The municipality has a surface of 169,210 hectares of which 85,710 exhibit forestry or agricultural activities, while 83,500 hectares do not have a productive use. Private property encompasses 92% of the area and the remainder is within ejidos. The municipality contains three aquifers, which are in equilibrium between consumption and recharge.

Agriculture is carried out in more than 16,000 hectares in 338 production units. Less than 10% of agriculture land uses irrigation while generating 50% of the agricultural production value of the municipality.  The environment in the municipality is conducive to the development of cattle ranching. There are currently approximately 21,739 head of cattle in 343 production units in the municipality.

The municipality has 5,198 industrial and service sector businesses employing a workforce of 21,000.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	20-3

Poverty is a significant problem in Hidalgo del Parral, with at least 38% of the population under some form of poverty. Food poverty afflicts 7% of the population, which indicates a vulnerable group of more than 7,000 people.  Underemployment afflicts 13% of the population indicating that 13,458 people have poor job skill or lack academic preparation. The most urgent need, however, is inherited poverty which affects 38% of the population.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	21-1

21.0	CAPITAL AND OPERATING COSTS

M3 and IMC developed capital and operating costs for the March 2012 PEA.  There has been no further work in this area and the results are summarized below.

Capital and operating costs were estimated for the project, based on comparison with similar projects completed recently by M3, metallurgical test work conducted for this study, and M3’s knowledge of operating costs and conditions in Central Mexico.

21.1	Operating Cost Estimate

The mine operating cost per tonne is based on the unit operation costs from recent projects of similar size, with the haulage cost adjusted by the haul profiles measured for the Cordero mine plan.  The hauls were measured for various years and the haul costs have been smoothed and thus incremented by $0.01/t per year.  The operating costs are shown on Table 21-1 and are in US dollars per tonne of material.  The estimate of the mine unit operation costs are shown on Table 21-2.

Table 21-1  Mine Operating Cost Per Year (per tonne of material).

Year	-1	1	2	3	4	5	6	7
Cost/t, $US	1.25	1.26	1.27	1.28	1.29	1.30	1.31	1.32

Year	8	9	10	11	12	13	14	15
Cost/t, $US	1.33	1.34	1.35	1.36	1.37	1.38	1.39	1.40

Table 21-2  Mine Operating Cost by Unit Operation

Cost Center	Cost US$/t
Drill	0.07
Blast	0.17
Load	0.11
Haul	0.39 – 0.54
Auxiliary (roads, dumps, etc.)	0.18
General Mine & Maintenance	0.13
Mine G&A	0.20

Total	1.25 – 1.40

The General Administration area includes the general manager’s office, accounting office, purchasing and warehousing, information services and safety and environmental departments. A total of 50 employees are considered in these departments at an average annual wage of $23,000 with fringe benefits of 40% of annual wages.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	21-2

Annual allowances for expenses in the General Administration area include supporting departments, legal, risk insurance, travel, training, communication and community relation expenses to name a few.  The basis for these annual allowances was estimated using data from other M3 projects.  These costs do not include salaries for these departments.   The estimated cost for these services is approximately $9.9 million annually.

The process plants’ staffing has been estimated to have 150 employees (operations 80 employees and maintenance 70 employees) included in the process plants staffing is the laboratory staffing. The maintenance staff was assumed to be 0.9 to1 ratio to the operation staff exception the administration and supervision staff.  An average annual wage of $20,100 with fringe benefits of 40% of annual wages was used.

The electrical power was estimated using data from the M3 data base and estimated at approximately 22.8 kWhr per tonne of ore.  Power costs were based on a unit price of $0.095 per kWhr.

Reagents for the process plants include lime, zinc sulfate, sodium cyanide, copper sulfate, Aero 3418A and T-100.  Consumption rates were determined from the metallurgical test data or industry practice.  Budget quotations were obtained for reagents where available or from other M3 projects with an allowance for freight to site, as shown in Table 21-3.

Table 21-3  Reagent Costs

Reagents	Kilograms per tonne	Kilograms per tonne
Lime	0.570	$0.11
Zinc Sulfate	0.241	$3.00
Sodium Cyanide	0.035	$2.20
Copper Sulfate	0.176	$1.06
Aero 3418A	0.012	$10.00
T-100	0.038	$2.82

Liner and grinding media consumption was based on industry practice or other M3 projects. Unit prices were obtained from other M3 projects, as shown in Table 21-4.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	21-3

Table 21-4  Wear Item Costs

Wear Items & Grinding Media	Kilograms per tonne	Kilograms per tonne
Primary Crusher Liners	0.01	$4.28
SAG Mill Liners	0.04	$2.49
Ball Mill Liners	0.02	$2.65
SAG Mill Grinding Media	0.50	$1.22
Ball Mill Grinding Media	0.35	$1.03

An allowance was made to cover the cost of maintenance parts and supplies of the process plants.  The allowance was based on $0.75 per tonne ore.

An allowance for operating supplies such as safety items, tools, lubricants and office supplies was made using data from other M3 projects on a unit cost per tonne ore and is estimated at $0.35 per tonne ore.

Table 21-5 is a summary of the operating cost for a typical year of operation.

Table 21-5 Cordero Operating Cost Summary

Annual Processing Units (tonnes)	14,600,000

Area Description	Annual Cost	Unit Cost/Ore Ton
Mining Operations	$38,100,000	$2.61
Process Plant	$87,600,000	$6.00
General Administration	$10,950,000	$0.75
	$136,650,000	$9.36

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	21-4

21.2	Capital Cost Estimate

The mine capital cost estimate for Cordero is based on capital costs estimate for a similar size project and new equipment quotations for the haul trucks, cable shovels and front end loader.  A summary of the capital estimate by year is presented in Table 21-6 and are in US dollars.  The capital is shown in the year that the equipment is needed.  All of the necessary equipment to mine 40 million tonnes per year is purchased during years -1 and 1.  The capital shown in years 2 through 6 is for the addition of haul trucks as the haul lengths increase.  The capital in years 7, 8 and 9 is an estimate of the required capital for equipment replacements or major rebuilds (no detailed equipment replacement has been developed). Table 21-7 shows the delivered capital costs for the major mining equipment units.

Table 21-6  Mine Capital Cost Summary by Year

Year	-1	1	2	3	4	5	6	7	8	9	Total
Capital, US$ ($ x 1000)	52,900	61,400	8,000	0	0	3,980	3,980	3,980	19,900	6,000	180,140

Table 21-7  Mine Major Equipment Unit Cost

Equipment	Delivered Price, USD (x 1000)
Mine Major Equipment:
12.25 inch Blast Hole Drill	4,833
30 cum Shovel	22,576
16 cum Front End Loader	4,831
240 t Haul Truck	3,980
D10T Track Dozer	1,539
834H Wheel Dover	1,181
16m Motor Grader	966
777F Water Truck	1,764
Mine Major Support Eqpt.:
988HH Wheel Loader	915
385C Excavator	1,286
D8T Dozer	807
735 ATD Haul Truck	580
CM 785 Rock Drill	1,000
1 cum Backhoe Loader	144

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	21-5

Initial capital costs for the processing plant and tailings disposal facility were estimated using historical database from similar projects of this type that have been constructed by M3 in Mexico.

M3 classifies this plant as a medium-high tonnage plant.

Initial capital is defined as all capital costs through to the end of construction.  All costs are in 4th quarter 2011 US dollars.

M3 estimates that a capital expenditure of approximately $500 million will be required to construct the processing plant, tailings storage facility, and infrastructure necessary to bring the Cordero Project into production at a nominal processing capacity of 40,000 mtpd.

The accuracy of this estimate for those items identified in the scope-of-work is estimated to be within the range of +35 to -30 percent.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	22-1

22.0	ECONOMIC ANALYSIS

M3 developed an economic analysis of the Cordero Project as part of the March 2012 PEA.  No further work has been done in this area and the results are summarized below.

The Cordero project economics were done using a discounted cash flow model.  The financial indicators examined for the project included the Net Present Value (NPV), Internal Rate of Return (IRR) and payback period (time in years to recapture the initial capital investment). Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, transportation and treatment charges and sales revenue.  The life of the mine is approximately 15 years.  Products being produces will be zinc concentrate and a lead concentrate.

Mine production is reported as ore and waste from the mining options. The annual production figures were obtained from the mine plan as reported previously.  The life of mine sulfide ore quantities and ore grade are presented in Table 22-1.

Table 22-1  Mine Production

	Tonnes (000)	Zinc (%)	Lead (%)	Gold (g/t)	Silver (g/t)
Ore	213,793	0.40	0.26	0.07	22.40
Waste	246,900

The following products will be produced from the Process Plant:

•           Zinc Concentrate with gold and silver credits

•           Lead Concentrate with gold and silver credits

The estimated recoveries for each metal are shown in Table 22-2 and life of mine saleable production is presented in Table 22-3.

Table 22-2 Metal Recoveries

	Zinc Concentrate	Lead Concentrate
Zinc	72%
Lead		84%
Gold	20%	20%
Silver	10.6%	74.6%

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	22-2

Table 22-3  Life of Mine Metal Production
	Zinc (000 lbs)	Lead (000 lbs)	Gold (000 ozs)	Silver (000 ozs)
Zinc Concentrate	1,373,359		95	16,318
Lead Concentrate		1,033,407	95	114,838

The process plant products will be shipped from the site to smelting and refining companies. The smelter and refining treatment charges will be subject to negotiation at the time of final agreement.  A smelter may impose a penalty either expressed in higher treatment charges, or in metal deductions to treat concentrates that contain higher than specified quantities of certain elements.  It is expected that the concentrate will not pose any special restrictions on smelting and refining, and that the concentrates will be marketable to smelting and refining companies. The smelting and refining charges calculated in the financial evaluation include charges for smelting and refining these products.  The off-site charges that will be incurred are presented in Table 22-4.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	22-3

Table 22-4  Smelter Return Factors

Zinc Concentrates
Payable Zinc	85.0%
Payable Gold	60.0%
Payable Silver	80.0%
Zinc Deduction (if grade <53%)	8.0%
Gold Deduction (troy oz/dmt)	0.010
Silver Deduction (troy oz/dmt)	4.000
Base Treatment Charge ($2,500)	$230.00
Plus $ for increase in Zinc Price per dmt $2,500 to $3,000	$0.09
Plus $ for increase in Zinc Price per dmt over $3,000	$0.08
Minus $ for increase in Zinc Price per dmt $2,500 to $2,000	$0.04
Minus $ for increase in Zinc Price per dmt under $2,000	$0.04
Gold Refining - $/troy oz	$10.00
Silver Refining - $/troy oz	$0.75
Transportation Charge - $/wmt	$100.00
Penalties
Arsenic – above 0.3% for 0.1%	$2.00
Magnesium – above 0.5% for 0.1%	$1.50
Mercury 30ppm to 250ppm for 10ppm	$0.30
Mercury >250ppm for 1ppm	$0.50
Moisture	8%
Lead Concentrates
Payable Lead	95.0%
Payable Gold	95.0%
Payable Silver	95.0%
Lead Deduction (if grade <60%)	3.0%
Gold Deduction (troy oz/dmt)	0.070
Silver Deduction (troy oz/dmt)	2.000
Base Treatment Charge ($2,500)	$290.00
Plus $ for increase in Lead Price per dmt $2,500 to $3,000	$0.08
Plus $ for increase in Lead Price per dmt over $3,000	$0.08
Minus $ for increase in Lead Price per dmt $2,500 to $2,000	$0.04
Minus $ for increase in Lead Price per dmt under $2,000	$0.04
Gold Refining - $/oz	$10.00
Silver Refining - $/oz	$0.75
Transportation Charge - $/wmt	$100.00
Penalties
Arsenic – above 0.5% for 0.1%	$2.00
Magnesium – above 0.5% for 0.1%	$1.50
Mercury >50ppm for 10ppm	$0.50
Zinc >10% for 1%	$0.25
Moisture	8%

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	22-4

The total capital of new construction (includes direct and indirect costs) is estimated to be $646.8 million.  This amount includes $146.8 million for the mine, $500.0 million for the process plant, infrastructure and owner’s cost.  Any land acquisition or exploration costs or other owner’s study expenditures prior to this Scoping Study have been treated as “sunk” costs and have not been included in the analysis.

The total life of mine sustaining capital is estimated to be $65.8 million.

No salvage value was considered in the cash flow analysis as a return of capital from the salvage and resale of equipment at the end of mine life.

Annual revenue is determined by applying estimated metal prices to the annual payable metal before treatment, refinery and transportation charges for each operating year.  Sales prices have been applied to all life of mine production without escalation or hedging.  Metal sales prices used in the evaluation are shown in Table 22-5.

Table 22-5  Conservative Metals Prices

Zinc	$0.91/lb.
Lead	$0.96/lb.
Gold	$1,384.77/oz.
Silver	$25.15/oz.

The average Operating Cost over the life of the mine include mine, process plant, general administrative, treatment and refining charges, transportation are shown in Table 22-6.

Table 22-6  Operating Cost

	LOM $000	$/ore tonne
Mining	$594,211	$2.78
Process Plant	$1,282,758	$6.00
General Administration	$160,345	$0.75
Treatment & Refining Charges	$873,360	$4.09

Total Operating Cost	$2,910,674	$13.61

Royalties are calculated at 1.5% of gross revenues and are estimated at $75.4 million for the life of the mine.  Reclamation & Closure was estimated at approximately $37 million.

Depreciation was calculated using the straight line method with the initial capital being depreciated over 10 years and sustaining capital over an 8 year period.  The last year of production was used as a catch up year to fully depreciate any assets that had not been fully depreciated.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	22-5

Taxable income for income tax purposes is defined as metal revenues minus operating expenses, royalty, property and severance taxes, reclamation and closure expense, depreciation.  A 28% income tax rate was used in the calculation.

It is assumed for the purposes of this study that the project will be all equity financed.  No leverage or debt expense has been applied in the financial analysis.

The result for net income after taxes is $928.2 million for the life of the mine.

The economic indicators are shown in Table 22-7.

Table 22-7  Economic Indicators

$ in thousands
NPV @ 0%	$928,225
NPV @ 5%	$422,408
NPV @ 7%	$293,506
IRR % after taxes	14.80%
Payback Years	5.1

Table 22-8 shows the sensitivity the project has for metal prices, initial capital, operating cost and recovery.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	22-6

Table 22-8  After-Tax Sensitivity Analysis

Change in Metal Prices
Silver ($/troz)	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
$30.18	20%	$1,640,954	$875,228	$677,710	23.4%	3.8
$27.67	10%	$1,284,589	$648,818	$485,608	19.2%	4.3
$25.15	0%	$928,225	$422,408	$293,506	14.8%	5.1
$22.64	-10%	$571,860	$195,998	$101,404	9.9%	6.6
$20.12	-20%	$219,256	($30,159)	($91,070)	4.2%	10.4

Change in Operating Cost
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	20%	$634,851	$235,682	$134,964	10.8%	6.2
	10%	$781,538	$329,045	$214,235	12.8%	5.6
Base Case	0%	$928,225	$422,408	$293,506	14.8%	5.1
	-10%	$1,074,911	$515,771	$372,778	16.7%	4.7
	-20%	$1,221,598	$609,134	$452,049	18.5%	4.4

Change in Initial Capital
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	20%	$835,085	$330,002	$202,120	11.7%	6.0
	10%	$881,655	$376,205	$247,813	13.1%	5.6
Base Case	0%	$928,225	$422,408	$293,506	14.8%	5.1
	-10%	$974,794	$468,611	$339,199	16.8%	4.7
	-20%	$1,021,364	$514,814	$384,892	19.2%	4.3

Change in Recovery
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	2.0%	$986,921	$459,933	$325,422	15.6%	4.9
	1.0%	$957,573	$441,171	$309,464	15.2%	5.0
Base Case	0.0%	$928,225	$422,408	$293,506	14.8%	5.1
	-1.0%	$898,876	$403,646	$277,549	14.4%	5.2
	-2.0%	$869,528	$384,883	$261,591	14.0%	5.3

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	23-1

23.0	ADJACENT PROPERTIES

The adjacent properties are in the mining districts of Parral, Santa Barbara, San Francisco del Oro, Sierra Almoloya and Guanacevi Durango.  There are operating mines in some of these districts which are currently in production as underground mines.  These mines are working narrow high grade veins and vein swarms (some up to 5 meters in width) extracting base and precious metals.

The information regarding the adjacent properties has been provided by employees of Levon and IMC has not had the opportunity to verify the information.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	24-1

24.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data for the Cordero Project which would negate the information presented in this report or alter the conclusions provided by IMC regarding the June 2012 mineral resource update.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	25-1

25.0	INTERPRETATION AND CONCLUSIONS

It is acknowledged that a significant amount of additional work needs to be done including development drilling, metallurgical testing, process development, environmental and economic assessment, water resource development, and infrastructure as well as the complete assessment of the Project’s resources for Cordero to become an operating property. Continued step out and infill drilling will improve the understanding of the mineral resource in support of other activities to advance the Project.

25.1	Conclusions

The resource evaluation demonstrates a large, low-grade silver, lead, zinc, and gold resource is present at the Cordero Project.  Additional in-fill and step-out drilling is needed to provide better definition and improve the grade of the resource.  Areas within the pit limits that haven’t been drilled require testing to determine the presence or absence of mineralization, which carries the potential of expanding the resource and further improvement of project economics.  Resource expansion targets include offset and step out holes from the existing holes at the Cordero resource within the Pozo de Plata Diatreme, the Josefina Mine Zone, and the Cordero Porphyry zone.

Levon has defined this porphyry belt on the basis of exposed mineralized stocks known from past mining and exploration, and diatremes identified by Levon’s geologic mapping.  The Cordero Belt trends northeast and encompasses six Tertiary intrusive igneous centers cutting Cretaceous, interbedded limey mudstone and siltstone country rocks.  Subvolcanic, mineralized stocks are exposed in the northeast part of the Cordero Belt with higher-level, mineralized volcanic diatremes exposed to the southwest.  Mine-scale exploration targets away from the resource and within the Cordero Belt, include the diatremes and some felsic domes that have been identified by geological mapping, and characterized by geochemical surveys and geophysical surveys, by leading contractors using state of the art techniques and equipment. Seven mine scale targets have been defined to date in the Cordero Belt and initial exploration holes have been drilled.  The exploration results have locally intersected mineralized intervals and key geologic formations and warrant exploration follow up.

It is IMC’s conclusion that the mineral resource shown in Table 25-1 is a reasonable estimate of the Cordero mineral resource based on the current exploration drilling and understanding of the distribution of mineralization.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	25-2

Table 25-1 Cordero Mineral Resource

Contained Metal
		Combined Areas (above cut off)					Silver	Gold	Lead	Zinc
Resource	Resource	Million					Million	Million	Billion	Billion
Date	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn,%	ounces	ounces	Pounds	Pounds

June 2011	Indicated Inferred	521.56 200.85	18.54 21.66	0.054 0.035	0.25 0.27	0.46 0.49	310.9 139.9	0.908 0.229	2.9 1.2	5.3 2.2

June 2012	Indicated Inferred	547.70 134.33	20.67 21.12	0.054 0.035	0.27 0.23	0.51 0.41	363.9 91.2	0.945 0.152	3.3 0.7	6.1 1.2

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
Resource	Resource	Million					Million
Date	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %

June 2011	Indicated Inferred	293.23 32.44	20.04 19.54	0.073 0.048	0.26 0.27	0.44 0.56	228.33 168.41	16.61 22.07	0.030 0.033	0.24 0.27	0.49 0.47

June 2012	Indicated Inferred	276.30 15.87	21.94 17.36	0.074 0.051	0.29 0.19	0.49 0.38	271.40 118.46	19.37 21.62	0.033 0.033	0.26 0.24	0.53 0.41

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	25-3

25.2	Risks

The following risk issues have been identified for the project.

●
A mining claim with uncharacterized mineral potential is present in the central portion of the resource. Acquiring an agreement with the owners of this claim would help clarify the mineral potential in this portion of the resource and remove this complication in exploration and exploitation of the resource.

●	Cordero as currently understood is a low grade, bulk tonnage deposit which will need favorable metal recoveries, metal prices and low operating costs to be developed.

25.3	Opportunities

The following opportunities have been identified in relation to the mineral resource:

●
Additional step-out and in-fill drilling has the potential to increase the economics of the project. Many areas of the resource classified as waste have not been tested by drilling. These areas have the potential of hosting resource-grade mineralization. Discovery of additional high grade manto type mineralization within the contact zones of the present diatreme and porphyry hosted resource could improve the grade of the overall resource.

●
Discovery of additional base and precious metal deposits in the target areas on the Cordero property could increase a global resource and require expanding the planned processing facilities and improve economies of scale for the project.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	26-1

26.0	RECOMMENDATIONS

IMC recommends that work continue on the Cordero project to further delineate the size and scope of the mineralization as it is open in many directions. Work should continue to consolidate the mineral claim position of Levon as well as the surface ownership.  The potential increase of the mineral resource should be evaluated by reviewing the mineralization outside of the current resource block model.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	27-1

27.0	REFERENCES

Aeroquest, 2010, Report on a Helicopter-Borne IMPULSE System Electromagnetic, Magnetic and Radiometric Survey, Aeroquest project # 10026 for Cordero Sanson Joint Venture, Chihuahua, Mexico: unpublished report for Minera Titán S.A de C.V., Levon Resources Ltd. (operator); Francisco de Quevede 322-211; Colonia Arcos Vallarta; C.P. 44130; Guadalajara, Jalisco; Mexico by Aeroquest, 7687 Bath Road; Mississauga, Ontario, L4T 3T1; Tel: (905) 672-9129 Fax: (905) 672-7083; www.aeroquestsurveys.com ; September, 2010, pp. 20.

Independent Mining Consultants, Inc., 2011, Cordero Project Mineral Resource, Chihuahua, Mexico, Technical Report, Prepared for Levon Resources, Ltd., August 10, 2011.

M3 Engineering & Technology, Inc. 2012, Cordero Project Ni 43-101 Preliminary Economic Assessment, Prepared for Levon Resources, Ltd., March 12, 2012.

Zayonce, L., 2011, Logistics Report For Levon Resources Ltd. 3dip Survey On The Cordero Property Grid Location: 27º15'n 105º35'w – Nad27 Conus Hidalgo Del Parral, Chihuahua, Mexico Survey Conducted By Sj Geophysics Ltd. November 2010 - January 2011: unpublished report by SJ Geophysics Ltd. / S.J.V. Consultants Ltd. 11966-95 A Avenue, Delta, BC, V4C 3W2, Canada Tel: (604) 582-1100 Fax: (604) 589-7466 www.sjgeophysics.com, January, 2011, pp. 12.

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	28-1

28.0	CERTIFICATE OF AUTHOR

CERTIFICATE OF QUALIFIED PERSON
Herbert E. Welhener

I, Herbert E. Welhener of Tucson, Arizona, do hereby certify that as an author of this report called “Cordero Project June 2012 Mineral Resource Update” dated July 31, 2012, I hereby make the following statements:

1.	I am currently employed by and carried out this assignment for Independent Mining Consultants, Inc. (IMC) located at 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.
2.	This certificate applies to the Technical Report titled “Cordero Project June 2012 Mineral Resource Update” dated July 31, 2012 (the “Technical Report”).
3.	I graduated with the follow degree from the University of Arizona: Bachelors of Science – Geology, 1973.
4.
I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP) and I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM) both recognized as a professional association as defined by NI 43-101.

5.	I have worked as a mining engineer or geologist for 37 years since my graduation from the University of Arizona.
6.
I am familiar with NI 43-101 and by reason of my education, experience and affiliation with a professional association (as defined in NI43-101); I fulfill the requirements of a Qualified Person.  I am a founding partner, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. since 1983.

7.	I am responsible for the technical report titled “Cordero Project June 2012 Mineral Resource Update” dated July 31, 2012. I have visited the Property on August 7 – 8, 2011.
8.
I have had prior involvement with the property that is the subject of this Technical Report.  The prior involvement was as an independent consultant to Levon for the purpose of preliminary evaluation of the Cordero deposits.

9.	I am independent of the issuers as defined by Section 1.5 of NI 43-101.
10.
That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

11.	I have read NI 43-101 and I certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated 2nd day of August, 2012 at Tucson, Arizona

(signed) “Herbert E. Welhener”
Herbert E. Welhener, MMSA-QPM
SME Registered Member #3434330RM

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	Appendix

APPENDIX A    LIST OF DRILLHOLE COLLARS – CORDERO PROJECT

Holeid	Northing	Easting	Elev	TD
C010-9	3014049.00	442652.00	1573.71	341.65
C09-1	3013695.00	442303.00	1560.00	167.80
C09-2	3013750.00	442341.00	1561.91	300.20
C09-3	3015177.00	443205.00	1590.03	501.00
C09-4	3013966.00	442779.00	1577.82	493.05
C09-5	3014099.00	442639.00	1575.99	367.00
C09-6	3015075.00	444379.00	1579.16	241.50
C09-7	3015628.00	444743.00	1573.55	319.55
C09-8	3014527.00	443809.00	1589.33	452.60
C10-10	3014150.00	442653.00	1579.61	369.35
C10-11	3014199.00	442654.00	1580.69	346.70
C10-12	3014149.00	442603.00	1576.12	311.40
C10-13	3012720.00	440987.00	1570.00	99.70
C10-14	3014098.00	442638.00	1575.89	316.00
C10-15	3012697.00	440978.00	1570.00	97.05
C10-16	3012637.00	440958.00	1569.74	102.82
C10-17	3012563.00	440931.00	1566.41	186.75
C10-18	3014097.00	442704.00	1578.17	488.65
C10-19	3012667.00	440968.00	1570.00	143.70
C10-20	3012755.00	441000.00	1570.69	96.50
C10-21	3013297.00	442054.00	1560.42	320.90
C10-22	3014097.00	442704.00	1578.17	533.30
C10-23	3014029.00	443074.00	1593.32	500.55
C10-24	3014092.00	442755.00	1580.00	501.65
C10-25	3014038.00	442926.00	1589.59	500.25
C10-26	3014146.00	442706.00	1581.90	488.80
C10-27	3014642.00	443749.00	1594.16	385.05
C10-28	3014145.00	442754.00	1583.69	463.05
C10-29	3014298.00	443763.00	1587.82	463.00
C10-30	3014198.00	442755.00	1587.50	398.70
C10-31	3014246.00	442708.00	1584.39	392.60
C10-32	3014032.00	443220.00	1589.95	435.35
C10-33	3014201.00	442706.00	1584.36	341.75
C10-34	3014098.00	442604.00	1574.05	266.95
C10-35	3014097.00	442604.00	1574.01	494.10
C10-36	3014296.00	442654.00	1579.49	319.70
C10-37	3014294.00	442652.00	1579.36	420.00
C10-38	3014876.00	443509.00	1598.68	381.20
C10-39	3014050.00	442605.00	1571.76	661.00
C10-40	3014199.00	442604.00	1576.18	490.90
C10-41	3015240.00	443338.00	1590.00	503.45
C10-42	3014248.00	442652.00	1580.29	490.10
C10-43	3014900.00	443509.00	1598.27	417.30
C10-44	3014250.00	442600.00	1575.65	478.05
C10-45	3014029.00	443074.00	1593.32	332.10
C10-46	3014250.00	442750.00	1587.39	374.00
C10-47	3014150.00	442800.00	1588.19	285.00
C10-48	3014098.00	442549.00	1570.45	439.40
C10-49	3014202.00	442800.00	1591.48	455.50
C10-50	3014151.00	442550.00	1571.82	347.15

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	Appendix

C10-51	3014098.00	442550.00	1570.52	418.10
C10-52	3013905.00	442496.00	1570.00	328.45
C10-53	3013906.00	442504.00	1570.00	423.10
C10-54	3014000.00	442649.00	1570.68	348.90
C10-55	3014303.00	442699.00	1580.57	342.65
C10-56	3013998.00	442498.00	1570.00	311.45
C10-57	3014052.00	442699.00	1575.60	503.05
C10-58	3013903.00	442598.00	1570.00	459.70
C10-59	3015245.00	443340.00	1590.00	407.80
C10-60	3013903.00	442598.00	1570.00	357.80
C10-61	3013904.00	442596.00	1570.00	433.80
C10-62	3013965.00	442774.00	1577.48	449.00
C10-63	3014249.00	442498.00	1566.79	340.35
C10-64	3013818.00	442799.00	1569.67	446.00
C10-65	3014247.00	442500.00	1566.96	383.40
C10-66	3014009.00	443612.00	1584.57	529.00
C10-67	3013901.00	442504.00	1570.00	389.10
C10-68	3013816.00	442799.00	1569.57	448.00
C10-69	3014400.00	442700.00	1578.84	407.50
C10-70	3013800.00	442400.00	1567.40	476.80
C10-71	3013800.00	442400.00	1567.40	459.65
C10-72	3015092.00	443394.00	1595.49	458.45
C10-73	3014010.00	443612.00	1584.62	419.95
C10-74	3014502.00	442706.00	1578.54	395.45
C10-75	3012700.00	440698.00	1570.00	164.30
C10-76	3012700.00	440698.00	1570.00	137.15
C10-77	3013847.00	442700.00	1568.53	535.65
C10-78	3013798.00	442402.00	1567.20	488.15
C10-79	3014496.00	442702.00	1578.38	462.65
C10-80	3013847.00	442700.00	1568.53	451.05
C10-81	3013795.00	442900.00	1569.52	101.55
C10-82	3013814.00	442901.00	1570.62	430.00
C10-83	3014400.00	442600.00	1571.18	463.95
C10-84	3013847.00	442699.00	1568.50	444.75
C10-85	3013818.00	442903.00	1570.95	406.65
C10-86	3013420.00	441750.00	1567.05	310.20
C10-87	3015000.00	443299.00	1602.61	594.40
C10-88	3013900.00	443300.00	1579.83	529.70
C10-89	3014500.00	443700.00	1598.74	23.50
C10-90	3014551.00	443702.00	1599.57	862.95
C10-91	3014109.00	443618.00	1592.82	659.85
C10-92	3015101.00	443558.00	1591.79	936.55
C10-93	3014998.00	443296.00	1602.77	446.90
C10-94	3011002.00	434549.00	1618.00	151.00
C10-95	3013901.00	443304.00	1579.88	409.55
C10-96	3012050.00	434650.00	1617.00	423.00
C10-97	3014994.00	443299.00	1603.05	706.90
C11-100	3012772.00	440570.00	1570.00	158.80
C11-101	3010358.00	436082.00	1631.00	185.30
C11-102	3015196.00	443500.00	1590.00	602.60
C11-103	3013815.00	442796.00	1569.49	537.95
C11-104	3014151.00	442806.00	1589.07	497.00
C11-105	3014111.00	443285.00	1602.89	437.90
C11-106	3014697.00	443498.00	1608.70	392.80

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	Appendix

C11-107	3015306.00	443678.00	1596.15	868.55
C11-108	3014146.00	442809.00	1588.88	537.10
C11-109	3013967.00	442778.00	1577.81	551.20
C11-110	3014311.00	443080.00	1620.75	541.70
C11-111	3014144.00	442814.00	1589.26	502.80
C11-112	3013845.00	443075.00	1577.46	500.20
C11-113	3014768.00	443433.00	1607.73	909.30
C11-114	3014312.00	443080.00	1620.81	414.70
C11-115	3015500.00	443698.00	1606.91	969.70
C11-116	3013856.00	443201.00	1577.59	524.50
C11-117	3013842.00	443073.00	1577.26	496.90
C11-118	3014350.00	443200.00	1631.56	455.50
C11-119	3013858.00	443201.00	1577.70	496.90
C11-120	3013841.00	443073.00	1577.20	490.20
C11-121	3013851.00	443203.00	1577.31	452.00
C11-122	3015110.00	443811.00	1586.92	488.90
C11-123	3014870.00	443374.00	1606.47	646.50
C11-124	3013754.00	442341.00	1562.23	191.50
C11-125	3013865.00	442342.00	1568.62	131.30
C11-126	3013754.00	442341.00	1562.23	254.20
C11-127	3014357.00	443202.00	1631.50	537.10
C11-128	3013861.00	442342.00	1568.68	189.60
C11-129	3013698.00	442303.00	1560.00	281.50
C11-130	3014000.00	442361.00	1561.52	181.50
C11-131	3015245.00	443341.00	1590.00	560.55
C11-132	3013602.00	442305.00	1560.00	207.65
C11-133	3013997.00	442359.00	1561.59	35.10
C11-134	3014046.00	442374.00	1560.41	130.40
C11-135	3014051.00	442374.00	1560.30	118.90
C11-136	3014318.00	443386.00	1639.64	531.10
C11-137	3013697.00	442231.00	1560.00	157.80
C11-138	3013698.00	442996.00	1567.92	446.50
C11-139	3014528.00	443809.00	1589.33	448.10
C11-140	3013802.00	442166.00	1560.00	120.60
C11-141	3014906.00	443214.00	1610.92	503.70
C11-142	3013600.00	442400.00	1560.00	300.00
C11-143	3013980.00	442205.00	1560.00	106.80
C11-144	3013500.00	442200.00	1560.00	184.60
C11-145	3013500.00	442400.00	1560.00	28.00
C11-146	3014526.00	443808.00	1589.38	526.60
C11-147	3014313.00	443401.00	1637.00	478.40
C11-148	3014800.00	443147.00	1619.80	470.15
C11-149	3013499.00	442400.00	1560.00	308.50
C11-150	3013700.00	442567.00	1560.91	352.45
C11-151	3013600.00	442499.00	1560.00	100.30
C11-152	3013595.00	442495.00	1560.00	293.60
C11-153	3013700.00	442583.00	1561.01	407.60
C11-154	3014321.00	443393.00	1638.28	450.40
C11-155	3013595.00	442496.00	1560.00	368.30
C11-156	3014522.00	443811.00	1589.08	827.05
C11-157	3014310.00	443383.00	1640.00	842.60
C11-158	3014300.00	443600.00	1605.52	521.80
C11-159	3015508.00	443505.00	1600.35	859.65
C11-160	3014300.00	443597.00	1605.88	1227.20

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	Appendix

C11-161	3015507.00	443506.00	1600.41	1141.90
C11-162	3013486.00	442895.00	1560.00	531.20
C11-163	3015196.00	444088.00	1594.59	1174.10
C11-164	3016001.00	443717.00	1591.19	1158.25
C11-165	3015504.00	443512.00	1600.71	815.70
C11-166	3015191.00	444087.00	1594.35	539.45
C11-167	3015525.00	444262.00	1582.32	742.50
C11-168	3015507.00	443504.00	1600.35	988.60
C11-169	3015075.00	444379.00	1579.16	1003.20
C11-170	3015525.00	444262.00	1582.32	1020.20
C11-171	3016196.00	444568.00	1574.04	952.90
C11-172	3013157.00	443500.00	1570.00	404.00
C11-173	3014885.00	443799.00	1583.42	1042.50
C11-174	3015426.00	443298.00	1590.00	317.30
C11-175	3015428.00	443295.00	1590.00	627.90
C11-176	3015097.00	443194.00	1595.93	478.00
C11-177	3015425.00	443297.00	1590.00	629.50
C11-178	3014879.00	443804.00	1583.45	524.60
C11-179	3015690.00	443503.00	1594.35	828.20
C11-180	3015098.00	443195.00	1595.86	77.80
C11-181	3013999.00	443438.00	1586.58	1014.00
C11-182	3015104.00	443201.00	1595.39	555.70
C11-183	3015689.00	443504.00	1594.41	933.85
C11-184	3015351.00	443200.00	1590.00	805.65
C11-185	3014876.00	443801.00	1583.68	920.05
C11-186	3015688.00	443508.00	1594.57	897.30
C11-187	3014002.00	443437.00	1586.87	591.85
C11-188	3015352.00	443198.00	1590.00	611.85
C11-189	3015687.00	443508.00	1594.61	1001.20
C11-190	3014872.00	443793.00	1584.17	875.00
C11-191	3014001.00	443436.00	1586.77	994.25
C11-192	3015907.00	443403.00	1590.00	521.20
C11-193	3014727.00	443799.00	1585.54	443.00
C11-194	3015693.00	443502.00	1594.22	533.20
C11-195	3014677.00	442899.00	1596.91	456.25
C11-196	3012118.00	441488.00	1560.00	421.80
C11-197	3013006.00	441546.00	1565.76	236.40
C11-198	3014676.00	442897.00	1596.72	161.65
C11-199	3013007.00	441547.00	1565.71	124.00
C11-200	3014350.00	443200.00	1631.56	904.00
C11-201	3013003.00	441545.00	1565.84	410.30
C11-202	3014665.00	442805.00	1588.39	495.70
C11-203	3014565.00	442739.00	1579.68	52.80
C11-204	3014345.00	443314.00	1640.00	965.50
C11-205	3014568.00	442743.00	1579.97	512.00
C11-206	3014187.00	442794.00	1590.22	400.00
C11-98	3014110.00	443285.00	1602.75	526.80
C11-99	3013932.00	441430.00	1560.70	287.20
C12-207	3014055.00	442697.00	1575.65	393.70
C12-208	3014055.00	442695.00	1575.56	437.20
C12-209	3013873.00	442987.00	1577.70	457.65
C12-210	3025447.00	441982.00	1567.02	417.90
C12-211	3013871.00	442987.00	1577.58	220.70
C12-212	3025447.00	441980.00	1567.15	392.40

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project
June 2012 Mineral Resource Update	Appendix

C12-213	3013873.00	442989.00	1577.80	161.85
C12-214	3025451.00	441979.00	1567.24	503.30
C12-215	3014037.00	442923.00	1589.35	474.65
C12-216	3025771.00	441808.00	1590.00	357.80
C12-217	3014034.00	442924.00	1589.16	451.00
C12-218	3025283.00	442134.00	1571.24	110.60
C12-219	3012700.00	440698.00	1570.00	443.80
C12-220	3013996.00	442654.00	1570.73	412.40
C12-221	3012776.00	440570.00	1570.00	121.10
C12-222	3013995.00	442654.00	1570.68	426.95
C12-223	3014043.00	442606.00	1543.00	593.50
C12-224	3012783.00	440558.00	1574.00	275.70
C12-225	3014046.00	442608.00	1581.00	456.40
C12-226	3012089.00	435447.00	1617.00	266.50
C12-227	3014493.00	442697.00	1582.00	552.35
C12-228	3011003.00	434543.00	1619.00	242.50
C12-229	3011548.00	434596.00	1610.00	280.40
C12-230	3014496.00	442698.00	1581.00	363.60
C12-231	3014721.00	443062.00	1611.00	600.00
C12-232	3014492.00	442705.00	1579.00	370.60
C12-233	3013727.00	442502.00	1557.00	350.00

July 2012
INDEPENDENT
MINING CONSULTANTS, INC.